UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

Beginning      January  1, 2001        and Ending           December 31, 2001
               ----------------                            -----------------




                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         KEYSPAN CORPORATE SERVICES LLC
                        --------------------------------
                        (Exact Name of Reporting Company)



A                        Subsidiary                           Service Company
              --------------------------------------
                 ("Mutual" or "Subsidiary")

Date of Incorporation       May  7,  1998
                           ---------------

If not Incorporated, Date of Organization        N/A
                                               --------

State of Sovereign Power under which Incorporated or Organized     New York
                                                                   ------------

Location of Principal Executive Offices of Reporting Company       Brooklyn, NY
                                                                   -------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Ronald S. Jendras    VP, Controller and Chief Acctg. Officer
---------------------------------------------------------------
     (Name)                        (Title)


----------------------------------------
One Metrotech Center, Brooklyn, NY 11201
                 (Address)


Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company:

                               KEYSPAN CORPORATION
                              --------------------

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System or Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.


                                                                                                        2
    LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                              Schedule or         Page
Description of Schedules and Accounts                                        Account Number      Number
-------------------------------------------                                  ---------------   -----------
    COMPARATIVE BALANCE SHEET                                                Schedule I            3
       SERVICE COMPANY PROPERTY                                              Schedule II           4
       ACCUMULATED PROVISION FOR  DEPRECIATION  AND
         AMORTIZATION OF SERVICE COMPANY PROPERTY                            Schedule III          5
       INVESTMENTS                                                           Schedule IV           6
       ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                          Schedule V            7
       FUEL STOCK EXPENSES UNDISTRIBUTED                                     Schedule VI           8
       STORES EXPENSE UNDISTRIBUTED                                          Schedule VII          9
       MISCELLANEOUS CURRENT AND ACCRUED ASSETS                              Schedule VIII         10
       MISCELLANEOUS DEFERRED DEBITS                                         Schedule IX           11
       RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                   Schedule X            12
       PROPRIETARY CAPITAL                                                   Schedule XI           13
       LONG-TERM DEBT                                                        Schedule XII          14
       CURRENT AND ACCRUED LIABILITIES                                       Schedule XIII         15
       NOTES TO FINANCIAL STATEMENTS                                         Schedule XIV          16


    COMPARATIVE INCOME STATEMENT                                             Schedule XV           17
       ANALYSIS OF BILLING - ASSOCIATE COMPANIES                             Account 457           18
       ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                          Account 458           19
       ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
         NONASSOCIATE COMPANIES                                              Schedule XVI          20
       SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
         SERVICE FUNCTION                                                    Schedule XVII         21
       DEPARTMENTAL ANALYSIS OF SALARIES                                     Account 920           22
       OUTSIDE SERVICES EMPLOYED                                             Account 923           23
       EMPLOYEE PENSIONS AND BENEFITS                                        Account 926           24
       GENERAL ADVERTISING EXPENSES                                          Account 930.1         25
       MISCELLANEOUS GENERAL EXPENSES                                        Account 930.2         26
       RENTS                                                                 Account 931           27
       TAXES OTHER THAN INCOME TAXES                                         Account 408           28
       DONATIONS                                                             Account 426.1         29
       OTHER DEDUCTIONS                                                      Account 426.5         30
       NOTES TO STATEMENT OF INCOME                                          Schedule XVIII        31
       FINANCIAL DATA SCHEDULE                                               Schedule XIX          32

    ORGANIZATION CHART                                                                             33

    METHODS OF ALLOCATION                                                                          34

    ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                     35


                                                                                                                  3
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)

                                                                                        As of December 31,
                                                                                  ----------------------------------
  ACCOUNT                               DESCRIPTION                                    2001               2000
-------------    ----------------------------------------------------------       ---------------    ---------------

                 ASSETS AND OTHER DEBIT ACCOUNTS
                 Service Company Property
         101     Service company property                                              $ 304,332          $ 300,614
         107     Construction work in progress                                            11,645             13,481
                                                                                  ---------------    ---------------
                                                            Total Property               315,977            314,095
         108     Accumulated provision for depreciation and amortization
                    of service company property                                         (114,866)          (104,172)
                                                                                  ---------------    ---------------
                                              Net Service Company Property               201,111            209,923
                                                                                  ---------------    ---------------

                 Investments
         123     Investment in associate companies                                             -                  -
         124     Other investments                                                             -                  -
                                                                                  ---------------    ---------------
                                                         Total Investments                     -                  -
                                                                                  ---------------    ---------------

                 Current and Accrued Assets
         131     Cash                                                                          -                  -
         134     Special deposits                                                          6,106             32,425
         135     Working funds                                                               732                611
         136     Temporary cash investments                                               73,314                  -
         141     Notes receivable                                                              -                  -
         143     Accounts receivable                                                      11,505             21,117
         144     Accumulated provision for uncollectible accounts                              -                  -
         146     Accounts receivable from associate companies                            554,331            657,104
         152     Fuel stock expenses undistributed                                             -                  -
         154     Materials and supplies                                                        -              3,114
         163     Stores expense undistributed                                                  -                  -
         165     Prepayments                                                               3,168                185
         174     Miscellaneous current and accrued assets                                  2,768              2,305
                                                                                  ---------------    ---------------
                                          Total Current and Accrued Assets               651,924            716,861
                                                                                  ---------------    ---------------

                 Deferred Debits
         181     Unamortized debt expense                                                      -                  -
         184     Clearing accounts                                                           (59)                 -
         186     Miscellaneous deferred debits                                               380                363
         188     Research, development or demonstration expenditures                           -                  -
         190     Accumulated deferred income taxes                                         1,798             (3,697)
                                                                                  ---------------    ---------------
                                                     Total Deferred Debits                 2,119             (3,334)
                                                                                  ---------------    ---------------

                 Total Assets and Other Debit Accounts                                 $ 855,154          $ 923,450
                                                                                  ===============    ===============


                                                                                                                 3A
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)

                                                                                  As of December 31,
                                                                                  ----------------------------------
  ACCOUNT                               DESCRIPTION                                    2001               2000
-------------    ----------------------------------------------------------       ---------------    ---------------

                 LIABILITIES AND OTHER CREDIT ACCOUNTS
                 Proprietary Capital
         201     Common stock issued                                                    $ 34,930           $ 34,930
         211     Miscellaneous paid-in-capital                                            (2,411)                 -
         215     Appropriated retained earnings                                                -                  -
         216     Unappropriated retained earnings                                         (8,438)           (10,939)
                                                                                  ---------------    ---------------
                                                 Total Proprietary Capital                24,081             23,991
                                                                                  ---------------    ---------------

                 Long-Term Debt
         223     Advances from associate companies                                       348,044            348,044
         224     Other long-term debt                                                          -                  -
         225     Unamortized premium on long-term debt                                         -                  -
         226     Unamortized discount on long-term debt                                        -                  -
                                                                                  ---------------    ---------------
                                                      Total Long-Term Debt               348,044            348,044
                                                                                  ---------------    ---------------

                 Current and Accrued Liabilities
         231     Notes payable                                                                 -                  -
         232     Accounts payable                                                         63,101             38,285
         233     Notes payable to associate companies                                          -                  -
         234     Accounts payable to associate companies                                 368,092            525,934
         236     Taxes accrued                                                             3,311            (49,245)
         237     Interest accrued                                                              -                  -
         238     Dividends declared                                                            -                  -
         241     Tax collections payable                                                   2,856              7,980
         242     Miscellaneous current and accrued liabilities                            43,516             23,174
                                                                                  ---------------    ---------------
                                     Total Current and Accrued Liabilities               480,876            546,128
                                                                                  ---------------    ---------------

                 Deferred Credits
         253     Other deferred credits                                                      745                559
         255     Accumulated deferred investment tax credits                                   -                  -
                                                                                  ---------------    ---------------
                                                    Total Deferred Credits                   745                559
                                                                                  ---------------    ---------------

                 Accumulated Deferred Income Taxes
         282     Accumulated deferred income taxes                                         1,408              4,728
                                                                                  ---------------    ---------------
                                         Accumulated Deferred Income Taxes                 1,408              4,728
                                                                                  ---------------    ---------------

                 Total Liabilities and Other Credit Accounts                           $ 855,154          $ 923,450
                                                                                  ===============    ===============


                                                                                                                  4
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE II
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)
                                                 BALANCE AT                                              BALANCE
                                                 BEGINNING                  RETIREMENTS    OTHER (1)     AT CLOSE
ACCOUNT           DESCRIPTION                     OF YEAR      ADDITIONS     OR SALES       CHANGES      OF YEAR
-----------  ----------------------             -------------  ----------- -------------- ------------ -------------
   121       Non-Utility Property (2)                  $ 373          $ -          $ 189          $ -         $ 184
   303       Intangible Plant                         10,147            -          1,979            -         8,168
   389       Land & Land Rights                        7,057            -              -            -         7,057
   390       Structures & Improvements               130,858        5,414            924           (1)      135,347
   391       Office Furniture & Equipment (2)         93,249        9,987          1,020            -       102,216
   392       Vehicles (2)                                675            -             36            -           639
   393       Stores Equipment                            834            -             54            -           780
   394       Tools, Shop & Garage Equipment (2)       23,146          114            213            -        23,047
   395       Laboratory Equipment                      7,526           39            202            -         7,363
   396       Power Operated Equipment (2)              1,925            -             11            -         1,914
   397       Communication Equipment (2)              15,903          364            928            -        15,339
   398       Miscellaneous Equipment (3)               2,460            -            182            -         2,278
                                                -------------  ----------- -------------- ------------ -------------

             SUB-TOTAL                               294,153       15,918          5,738           (1)      304,332

   106       Completed Construction Not Classified     6,461            -              -       (6,461)            -

   107       Construction Work in Progress (4)        13,481            -              -       (1,836)       11,645
                                                -------------  ----------- -------------- ------------ -------------

             TOTAL                                 $ 314,095     $ 15,918        $ 5,738     $ (8,298)    $ 315,977
                                                =============  =========== ============== ============ =============



(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
             N/A


                                                                                                      4A
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                             SCHEDULE II (Continued)
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

(2)  SUBACCOUNTS  ARE REQUIRED FOR EACH CLASS OF  EQUIPMENT  OWNED.  THE SERVICE
     COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING
     THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
                                                                                               BALANCE
                                                                                              AT CLOSE
  ACCOUNT           SUBACCOUNT DESCRIPTION                                     ADDITIONS       OF YEAR
-------------  --------------------------------------------------------------  -----------   ------------
    1211       Land to be Retained - Non-Utility                                      $ -            $ 5
    1214       Land for Disposal - Non-Utility                                          -            103
    1215       Structures for Disposal - Non-Utility                                    -             69
    1216       Land for Disposal - Non-Utility                                          -              7
    3910       Office Furniture & Equipment - Furniture                               381         13,589
    3911       Office Furniture & Equipment - Machines                                 14          3,846
    3912       Office Furniture & Equipment - EDP-Readoc                                -          1,118
    3913       Office Furniture & Equipment - EDP-IBM 1800 Computer                     -             11
    3914       Office Furniture & Equipment - PCs & Other Hardware                  9,335         45,194
    3915       Office Furniture & Equipment - EDP-IBM 3033                              -         10,996
    3917       Office Furniture & Equipment - Laptops                                  51          1,899
    3918       Office Furniture & Equipment - EDP-CDC1700 Computer                    206         25,563
    3921       Vehicles - Passenger Cars incl. Electric Powered Automobiles             -              7
    3924       Vehicles - Ladders, Pick-ups, Forward Control Vans - 8,001 to
               12,000 lbs.                                                              -             46
    3926       Vehicles - Buckets, Derricks, Racks, Aux. Vehicles - 16,001 & over       -             19
    3929       Vehicles - Trailers (other than Field Office Trailers)                   -            567
    3940       Tools, Shop & Garage Equipment                                         114         20,533
    3941       Tools, Shop & Garage Equipment - General Shops                           -          2,514
    3960       Power Operated Equipment - No Recovery                                   -             34
    3962       Power Operated Equipment - Field Office Trailers                         -             91
    3963       Power Operated Equipment - Truck Mounted Cranes                          -          1,591
    3965       Power Operated Equipment - Digger Loaders                                -             96
    3967       Power Operated Equipment - Payloaders & Misc. Equipment                  -             71
    3969       Power Operated Equipment - Trailer Mounted Compressors                   -             31
    3970       Communication Equipment                                                304         14,726
    3972       Communication Equipment - Cell Control Unit & Network Control Node       -            346
    3976       Communication Equipment - Fiber-Cable                                   60            176
    3977       Communication Equipment - Fiber-Conduit                                  -             91
                                                                               -----------   ------------

               TOTAL                                                             $ 10,465       $143,339
                                                                               ===========   ============

                                                                             4B
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                             SCHEDULE II (Continued)
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)



(3)          DESCRIBE OTHER SERVICE COMPANY PROPERTY:
                Rest or Lounge Room Equipment
                Kitchen Equipment
                Recreation Equipment and Facilities
                Hospital Equipment
                Accident Prevention Equipment

(4)          DESCRIBE CONSTRUCTION WORK IN PROGRESS
                Building Renovations
                Computer Hardware Purchases
                Office Furniture Purchases
                Capital Tool Purchases


                                                                                                                         5
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)
                                                         BALANCE AT    ADDITIONS                     OTHER       BALANCE
                                                         BEGINNING    CHARGED TO                    CHARGES      AT CLOSE
ACCOUNT                     DESCRIPTION                   OF YEAR      ACCT. 403   RETIREMENTS   ADD/(DEDUCT)    OF YEAR
------------ --------------------------------           ------------  ------------ ------------- -------------- -----------
    121      Non-Utility Property                           $     3       $     1      $     (8)       $     3    $    (1)
    303      Intangible Plant                                 3,550         1,445        (1,979)             -       3,016
    389      Land & Land Rights                                   -             -             -              -           -
    390      Structures & Improvements                       35,761         3,237          (924)          (349)     37,725
    391      Office Furniture & Equipment                    48,653         7,818        (1,020)           343      55,794
    392      Vehicles                                          (567)           33           (36)            92        (478)
    393      Stores Equipment                                   119            30           (54)             -          95
    394      Tools, Shop & Garage Equipment                   6,439           744          (213)             3       6,973
    395      Laboratory Equipment                             1,837           201          (202)             -       1,836
    396      Power Operated Equipment                           627           152           (11)             -         768
    397      Communication Equipment                          6,886           895          (928)            30       6,883
    398      Miscellaneous Equipment                            874            88          (182)             1         781
    399      Completed Construction Not Classified              431           129             -           (560)          -
                                                        ------------  ------------ ------------- -------------- -----------
             SUB-TOTAL                                      104,613        14,773        (5,557)          (437)    113,392

             Retirement Work in Progress                          -             -             -          1,474       1,474
                                                        ------------  ------------ ------------- -------------- -----------

             TOTAL                                        $ 104,613      $ 14,773      $ (5,557)       $ 1,037    $114,866
                                                        ============  ============ ============= ============== ===========



                                                                                                        6
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE IV
                                   INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.
               Under Account 124 - Other Investments, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136 - Temporary Cash Investments, list each investment separately.

                                                                      BALANCE AT            BALANCE AT
                                                                      BEGINNING              CLOSE OF
                  DESCRIPTION                                          OF YEAR                 YEAR
             ----------------------                                  -------------        ----------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                               $ -                     $ -
                                                                     =============        ================


ACCOUNT 124 - OTHER INVESTMENTS                                               $ -                     $ -
                                                                     =============        ================


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
     JP Morgan Institutional Prime Money Market, due January 2, 2002          $ -                $ 73,314
                                                                     =============        ================


                                                                                                  7
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:      Complete the following schedule listing
                   accounts receivable from each associate
                   company. Where the service company has
                   provided accommodation or convenience payments
                   for associate companies, a separate listing of
                   total payments for each associate company by
                   subaccount should be provided.


                                                                      BALANCE AT        BALANCE AT
                                                                      BEGINNING          CLOSE OF
                  DESCRIPTION                                          OF YEAR             YEAR
             ----------------------                                  -------------      ------------
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

             Boston Gas Company                                         $ 198,830         $ 251,870
             Essex Gas Company                                              1,175            (5,730)
             Colonial Gas Company                                          66,782            94,909
             Energy North Natural Gas, Inc.                                53,261            69,073
             Eastern Enterprises                                                -            48,000
             Midland Enterprises Inc.                                           -             2,132
             KeySpan MHK, Inc.                                                  -            10,310
             KeySpan Technologies, Inc.                                         -             3,610
             KeySpan Utility Services LLC                                       -            24,929
             KeySpan Engineering & Survey, Inc.                                 -            30,390
             KeySpan Electric Services LLC                                128,000            54,232
             KeySpan Generation LLC                                         9,898           (39,629)
             KeySpan Energy Development Corp.                               2,860           (73,260)
             THEC Holdings Corp.                                              814             1,669
             KeySpan Gas East Corporation                                  38,588           127,148
             The Brooklyn Union Gas Company                               109,092            57,865
             KeySpan Ravenwood Services Corp.                                (904)         (229,750)
             KeySpan Ravenswood Inc.                                        3,602           292,862
             KeySpan Energy Trading Services LLC                              135             9,551
             KeySpan Energy Corporation                                    18,963               713
             KeySpan Services Inc.                                            134            (4,303)
             KeySpan Energy Services                                           91               936
             KeySpan Communications Corp                                   (2,134)              184
             KeySpan Energy Solutions, LLC                                    458               511
             KeySpan Energy Management, LLC                                 1,472             1,877
             R.D. Mortman, LLC                                                 65                19
             Fritze KeySpan, LLC                                                2                40
             Paulus, Sokolowski and Sartor, LLC                               241               242
             Roy Kay, Inc.                                                 12,433            23,381
             WDF Inc.                                                      10,491            10,044
             KeySpan Corporation                                            2,755          (209,494)
                                                                     -------------      ------------
             TOTAL                                                      $ 657,104         $ 554,331
                                                                     =============      ============


                                                                                                         8
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE VI
                        FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:     Report the amount of labor and expenses
                  incurred with respect to fuel stock expenses
                  during the year and indicate amount
                  attributable to each associate company. Under
                  the section headed "Summary" listed below give
                  an overall report of the fuel functions
                  performed by the service company.

              DESCRIPTION                                LABOR            EXPENSES              TOTAL
             -------------------------------           -----------       ------------       ---------------
ACCOUNT 152 - FUEL STOCK EXPENSES
             UNDISTRIBUTED                                    $ -                $ -                   $ -
                                                       ===========       ============       ===============


                                                                                                               9
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:      Report the amount of labor and expenses
                   incurred with respect to stores expense during
                   the year and indicate amount attributable to
                   each associate company.


             DESCRIPTION                                    LABOR                EXPENSES               TOTAL
             -----------------------------                -----------           -----------           -----------
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                       $ -                   $ -                   $ -
                                                          ===========           ===========           ===========


                                                                                                    10
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                     BALANCE AT            BALANCE AT
                                                                     BEGINNING              CLOSE OF
                  DESCRIPTION                                         OF YEAR                 YEAR
             ----------------------                                  -----------           ------------
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

             Cash Surrender Value - Group Life Insurance                $ 2,082                $ 2,082

             Rent Receivable                                                200                    679

             All Other - Net                                                 23                      7
                                                                     -----------           ------------

             TOTAL                                                      $ 2,305                $ 2,768
                                                                     ===========           ============


                                                                                                    11
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.


                                                                     BALANCE AT            BALANCE AT
                                                                     BEGINNING              CLOSE OF
                  DESCRIPTION                                         OF YEAR                 YEAR
             ----------------------                                  -----------           ------------
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS
             Other Work in Progress                                       $ 363                  $ 363

             CNG Fueling Station                                              -                     17
                                                                     -----------           ------------

             TOTAL                                                        $ 363                  $ 380
                                                                     ===========           ============



                                                                                                              12
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or demonstration project that incurred costs by the service corporation during the year.

                  DESCRIPTION                                                                AMOUNT
             ----------------------                                                        -----------
ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                                 $ -

                                                                                           ===========


                                                                                              13
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE XI
                               PROPRIETARY CAPITAL
                                 (In Thousands)
                                        NUMBER OF      PAR OR STATED          OUTSTANDING
  ACCOUNT                                 SHARES           VALUE                AT CLOSE
  NUMBER          CLASS OF STOCK        AUTHORIZED       PER SHARE             OF PERIOD
------------  ------------------------ ------------- ------------------ -------------------------
    201       Common Stock Issued        1 SHARE             -          NO. OF SHARE
                                                                                               1
                                                                        TOTAL AMOUNT
                                                                                        $ 34,930



INSTRUCTIONS:   Classify  amounts  in  each  account  with  brief   explanation,
                disclosing the general nature of transactions that gave rise to the reported amounts.


DESCRIPTION                                               AMOUNT
--------------                                       ------------------
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                   $ (2,411)


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                         -
                                                     ------------------

TOTAL                                                         $ (2,411)
                                                     ==================


INSTRUCTIONS:   Give particulars concerning net income or (loss)
                during the year, distinguishing between compensation
                for the use of capital owed or net loss remaining
                from servicing nonassociates per the General
                Instructions of the Uniform System of Accounts. For
                dividends paid during the year in cash or otherwise,
                provide rate
                percentage, amount of dividend, date declared and date paid.
                          BALANCE AT                                           BALANCE AT
                          BEGINNING     NET INCOME       DIVIDENDS               CLOSE
DESCRIPTION                OF YEAR      OR (LOSS)          PAID                 OF YEAR
--------------           ------------- ------------- ------------------ -------------------------
ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS         (10,939)        2,501                  -                    (8,438)
                         ------------- ------------- ------------------ -------------------------


TOTAL                       $ (10,939)      $ 2,501                $ -                  $ (8,438)
                         ============= ============= ================== =========================

Net Income represents the following:
     Net Income before Taxes                $ 4,529
     Less:  State Income Tax Expense            225
     Less:  Federal Income Tax Expense        1,803
                                       -------------
     Net Income after Taxes                 $ 2,501
                                       =============

Net Income before Taxes includes the following:
     Late Payment Charge from Associates      $ 104
     Return on Equity                         4,425
                                       -------------
     Total                                  $ 4,529
                                       =============


                                                                                                           14
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:      Advances from associate companies should be reported
                   separately for advances on notes, and advances on
                   open account. Names of associate companies from which
                   advances were received shall be shown under the class
                   and series of obligation column. For Account 224 -
                   Other Long-Term Debt, provide the name of creditor
                   company or organization, terms of the obligation,
                   date of maturity, interest rate, and the amount
                   authorized and outstanding.
                                TERMS OF OBLIG     DATE                          BALANCE AT                     BALANCE AT
                                CLASS & SERIES      OF       INTEREST  AMOUNT    BEGINNING               (1)       CLOSE
   NAME OF CREDITOR             OF OBLIGATION     MATURITY    RATE    AUTHORIZED  OF YEAR   ADDITIONS DEDUCTIONS  OF YEAR
------------------------        -------------     --------   -------- ---------- ---------- --------- ---------- ----------
KeySpan Corporation - Parent    Promissory Note   11/15/05    7.25%   $ 700,000  $ 173,828       $ -        $ -  $ 173,828

Long Island Power Authority     Promissory Note,
                                Series 1985A      3/1/16      5.15%    $ 58,022     58,020         -          -     58,020

Long Island Power Authority     Promissory Note,
                                Series 1985B      3/1/16      5.15%    $ 50,000     22,100         -          -     22,100

Long Island Power Authority     Promissory Note,
                                Series 1992       3/15/23      8.20%   $ 270,000     94,096         -          -     94,096
                                                                                 ---------- --------- ---------- ----------

TOTAL                                                                            $ 348,044       $ -        $ -  $ 348,044
                                                                                 ========== ========= ========== ==========


                                                                                                   15
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE XIII
                         CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:       Provide balance of notes and accounts payable
                    to each associate company. Give description
                    and amount of miscellaneous current and
                    accrued liabilities. Items less than $10,000
                    may be grouped, showing the number of items in
                    each group.

                                                                      BALANCE AT          BALANCE AT
                                                                      BEGINNING            CLOSE OF
                  DESCRIPTION                                          OF YEAR               YEAR
             ----------------------                                  -------------       -------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                            $ -                 $ -
                                                                     =============       =============





ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

             KeySpan Utility Services LLC                                     $ -             $ 5,588
             KeySpan Engineering & Survey, Inc.                                 -               9,614
             Energy North Natural Gas, Inc.                                (1,759)                  -
             KeySpan Electric Services LLC                                  8,026                   -
             KeySpan Generation LLC                                        28,321                   -
             KeySpan Gas East Corporation                                   4,492                   -
             KeySpan Ravenswood Inc.                                       21,949                   -
             KeySpan Energy Trading Services LLC                              170                   -
             KeySpan Services Inc.                                         12,883                   -
             KeySpan Corporation                                          451,852             352,890
                                                                     -------------       -------------

             TOTAL                                                      $ 525,934           $ 368,092
                                                                     =============       =============

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Corporate Services LLC ("KCS "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc. (collectively d/b/a KeySpan Energy Delivery New England ("KEDNE")), KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement between KCS and KeySpan and its subsidiaries (collectively, the "Client Companies"), KCS provides the following services to the Client Companies: (a) corporate affairs (b) customer services (c) environmental services (d) executive and administration (e) financial services
(f) human resources (g) information technology (h) legal and regulatory and (i) operating services.

In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines as set forth in the Service Agreement. Per the Service Agreement, costs are 1) directly assigned where possible 2) allocated using a reasonable and equitable allocation ratio based upon a cost-causation relationship, otherwise c) allocated broad based. Service allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements presented herein include the year ended December 31, 2001 and the period November 8, 2000 through December 31, 2000 (the "Transition Period"). The Securities and Exchange Commission authorized a Transition Period

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

beginning November 8, 2000 and ending December 31, 2000, at which time KeySpan was to fully implement its service company plan by January 1, 2001.

The accounting records of KCS are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and temporary investments purchased with the original maturity of three months or less.

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Service Company Property

Service company property is stated at original cost, which includes labor, material, applicable taxes, and allocations of overhead. Depreciation is provided on a straight-line basis in amounts equivalent to composite rates on average depreciable property. The cost of property retired, plus the cost of removal less salvage, is charged to accumulated depreciation. The cost of repair and minor replacement and renewal of property is charged to income as incurred.

Recent Accounting Pronouncements

In June of 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations". The Standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity will capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its then present value, and the capitalized cost is depreciated over the useful

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. We currently do not anticipate that implementation of this Statement will have a significant effect on the results of operations and financial condition.

SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," is effective January 1, 2002, and addresses accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 retains the fundamental provisions of SFAS 121 and expands the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. We currently do not anticipate that implementation of SFAS 144 will have a significant effect on the results of operations and financial condition.


Note 2.  Postretirement Benefits

Pension: KCS employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KCS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KCS). Pension income allocated to KCS (as calculated below) for the year ended December 31, 2001 and the Transition Period ended December 31, 2000 was approximately $20.5 and $2.8 million, respectively. For the years ended December 31, 2001 and 2000, KCS employees accounted for approximately 21% and 33%, respectively, of the employees participating in the KeySpan Plan. Funding for pensions is in accordance with requirements of federal law and regulations.

The calculation of KeySpan's net periodic pension cost is as follows:

                                                                        (In Thousands of Dollars)
-----------------------------------------------------------------------------------------------------------------
                                                                            Year Ended            Year Ended
                                                                           December 31,          December 31,
                                                                               2001                  2000
-----------------------------------------------------------------------------------------------------------------
Service cost, benefits earned during the period                                $     41,162         $     35,541
Interest cost on projected benefit obligation                                       128,481              109,231
Expected return on plan assets                                                    (180,757)            (166,744)
Special termination charge                                                                -               45,838
Settlement gain                                                                           -             (20,196)
Net amortization and deferral                                                      (39,772)             (54,881)
-----------------------------------------------------------------------------------------------------------------
Other postretirement benefit cost                                            $     (50,886)       $     (51,211)
-----------------------------------------------------------------------------------------------------------------



                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The following table sets forth KeySpan's pension plan's funded status at
December 31, 2001 and December 31, 2000. The net prepaid (accrued) pension cost is recorded on KeySpan. Plan assets are principally common stock and fixed income securities.
                                                                                           (In Thousands of Dollars)
---------------------------------------------------------------------------------------------------------------------
                                                                                  December 31,          December 31,
                                                                                          2001                  2000
---------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
     Benefit obligation at beginning of period                                 $   (1,914,885)       $   (1,529,815)
     Benefit obligation of acquisitions                                                     -             (255,510)
     Service cost                                                                     (41,162)              (35,541)
     Interest cost                                                                   (128,481)             (109,231)
     Amendments                                                                        (8,679)              (34,400)
     Actuarial gain (loss)                                                             61,718             (112,137)
     Special termination benefits                                                           -              (45,838)
     Settlements                                                                            -               110,000
     Benefits paid                                                                    116,335                97,587
---------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of period                                                (1,915,154)           (1,914,885)
---------------------------------------------------------------------------------------------------------------------
Change in plan assets:
     Fair value of plan assets at beginning of period                               2,170,093             2,048,325
     Fair value of acquired plan assets                                                     -               240,666
     Actual return on plan assets                                                    (197,632)                70,798
     Employer contribution                                                             43,130                18,302
     Settlements                                                                            -             (110,410)
     Benefits paid                                                                   (116,335)              (97,588)
---------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of period                                          1,899,256             2,170,093
---------------------------------------------------------------------------------------------------------------------
     Funded status                                                                    (15,898)               255,208
     Unrecognized net loss (gain) from past experience different from that
     assumed and from changes in assumptions                                            8,207             (342,730)
     Unrecognized prior service cost                                                   84,036                79,914
     Unrecognized transition obligation                                                 1,212                 2,187
---------------------------------------------------------------------------------------------------------------------
Net prepaid (accrued) pension cost                                                $     77,557         $     (5,421)
---------------------------------------------------------------------------------------------------------------------

                                                                            Year Ended            Year Ended
                                                                           December 31,          December 31,
                                                                               2001                  2000
-----------------------------------------------------------------------------------------------------------------
Weighted Average Assumptions:
   Obligation discount                                                          7.00%                7.00%
   Asset return                                                                 8.50%                8.50%
   Average annual increase in compensation                                      4.00%                5.00%
-----------------------------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Other Postretirement Benefits: KCS employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. KCS has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code.

The calculation of KeySpan's net periodic other postretirement benefit cost is as follows:

                                                                                       (In Thousands of Dollars)
-----------------------------------------------------------------------------------------------------------------
                                                                            Year Ended            Year Ended
                                                                           December 31,          December 31,
                                                                               2001                  2000
-----------------------------------------------------------------------------------------------------------------
Service cost, benefits earned during the period                                $     20,339          $     4,772
Interest cost on projected benefit obligation                                        64,649               47,412
Expected return on plan assets                                                      (42,822)             (42,890)
Special termination charge                                                                -                5,590
Net amortization and deferral                                                        11,664               (9,291)
-----------------------------------------------------------------------------------------------------------------
Other postretirement benefit cost                                              $     53,830         $     15,593
-----------------------------------------------------------------------------------------------------------------


Other post-retirement costs are allocated to KCS; related other postretirement obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KCS). Other post-retirement costs allocated to KCS from the total post retirement benefit cost for KeySpan (as calculated above) for the year ended December 31, 2001 and the Transition Period ended December 31, 2000 was approximately $15.7 and $1.3 million, respectively.


                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The following table sets forth the KeySpan plan's funded status at December 31, 2001 and December 31, 2000. Plan assets principally are common stock and fixed income securities.

                                                                            (In Thousands of Dollars)
---------------------------------------------------------------------------------------------------------------------
                                                                               December 31,         December 31,
                                                                                   2001                 2000
---------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
     Benefit obligation at beginning of period                                     $ (873,421)           $ (602,053)
     Benefit obligation of acquisitions                                                     -              (103,630)
     Service cost                                                                     (20,339)              (14,771)
     Interest cost                                                                    (64,649)              (47,412)
     Plan Participants' contributions                                                  (1,439)                 (678)
     Amendments                                                                            52                     -
     Actuarial gain (loss)                                                            (57,670)             (137,756)
     Special termination benefits                                                           -                (5,590)
     Benefits paid                                                                     47,774                38,469
---------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of period                                                  (969,692)             (873,421)
---------------------------------------------------------------------------------------------------------------------
Change in plan assets:
     Fair value of plan assets at beginning of period                                  554,866               548,850
     Fair value of acquired plan assets                                                      -                39,263
     Actual return on plan assets                                                     (39,703)                   816
     Employer contribution                                                               7,318                 3,728
     Plan Participants' contributions                                                    1,439                   788
     Benefits paid                                                                    (47,774)              (38,579)
---------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of period                                             476,146               554,866
---------------------------------------------------------------------------------------------------------------------
     Funded status                                                                   (493,546)             (318,555)
     Unrecognized net gain from past experience
     different from that assumed and from changes in assumptions                       251,198               123,251
     Unrecognized prior service cost                                                   (8,392)               (8,924)
---------------------------------------------------------------------------------------------------------------------
Net prepaid (accrued) pension cost                                                 $ (250,740)           $ (204,228)
---------------------------------------------------------------------------------------------------------------------


     ----------------------------------------------------------------------------------------------------------------
                                                                                Year Ended           Year Ended
                                                                               December 31,         December 31,
                                                                                   2001                 2000
     ----------------------------------------------------------------------------------------------------------------
       Weighted Average Assumptions:
        Obligation discount                                                        7.00%                 7.00%
        Asset return                                                               8.50%                 8.50%
        Average annual increase in compensation                                    4.00%                 5.00%
     ----------------------------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The measurement of plan liabilities also assumes a health care cost trend rate of 10% grading down to 5% in 2009 and thereafter. A 1% increase in the health care cost trend rate would have the effect of increasing the accumulated post-retirement benefit obligation as of December 31, 2001 by approximately $110.8 million and the net periodic post-retirement health care expense by approximately $12.9 million. A 1% decrease in the health care cost trend rate would have the effect of decreasing the accumulated postretirement benefit obligation as of December 31, 2001 by approximately $97.3 million and the net periodic postretirement health care expense by approximately $10.8 million.

Note 3.  Work Force Reduction Programs

KeySpan has implemented an early retirement program and a severance program in an effort to reduce its workforce. The early retirement program was completed in December 2000. KCS recorded a charge of $13.3 million in 2000 to reflect the termination benefits for pension and other postretirement benefits related to its employees who voluntarily elected early retirement.

In addition, KCS recorded an additional $8.9 million liability in December 2000 associated with the severance program. In 2001, approximately $6.2 million in payments were made leaving a balance at December 31, 2001 of approximately $2.7 million. The severance program is expected to be completed by the end of Calendar 2002.

Note 4.  Notes Payable to Associate Companies

KCS had $348 million of notes payable to KeySpan at December 31, 2001 and 2000. These notes which do not have maturity dates, reflect interest rates which range from 5.15% to 8.2%. These notes do not have any maturity date. This debt supports a capital structure of 90% debt and 10% equity as prescribed by the SEC.

The fair value of the underlying debt recorded at KeySpan at December 31, 2001 and 2000 was $360.4 and $350.9 million, respectively.

Note 5.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KCS and funded, as needed, through the issuance of commercial paper by KeySpan. Interest expense and other fees are allocated based on borrowing amounts. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but do permit these utilities to borrow from the utility money pool.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 6.  Financial Guarantees

KCS has jointly and severally guaranteed approximately $602 million of Promissory Notes to the Long Island Power Authority ("LIPA"). This debt, which is reflected on the financial statements of the Parent and allocated to each of its Subsidiaries, have maturity dates ranging from 2016-2025 and interest rates from 5.15%-8.20%. Other affiliates jointly and severally liable for this debt include KEDLI, KeySpan Energy Trading Services LLC, KeySpan Generation LLC, KeySpan Utility Services LLC, and KeySpan Electric Services.

Note 7.  Operating Leases

Since the beginning of 2001, substantially all leases, other than leases associated with KEDNE and the non-regulated businesses of KeySpan, are obligations of KCS. These operating lease agreements which have various terms and expiration dates, are for buildings, office equipment, vehicles and powered operated equipment. Rental expense under these operating leases was approximately $21.9 million and $23.3 million in 2001 and 2000, respectively. This expense is recorded on KCS and allocated as an intercompany expense to all of the KeySpan companies except KEDNE and the non-regulated businesses of KeySpan.

Future minimum lease payments under noncancellable operating leases at December 31, 2001 were estimated to be approximately $43 million per year over the next 5 years and approximately $76 million, thereafter.


Note 8.  Income Tax

The Company will file a consolidated federal income tax return for calendar year 2001 with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.


Income tax expense (benefit) is reflected as follows in the Statement of Income:


-------------------------------------------------------------------------------------------------------
                                                                             (In Thousands of Dollars)
-------------------------------------------------------------------------------------------------------
                                                                                        Transition
                                                                   Year Ended           Period  Ended
                                                                  December 31,          December 31,
                                                                      2001              2000
-------------------------------------------------------------------------------------------------------
Current federal income tax                                            $     10,844        $    (2,810)
Deferred federal income tax
                                                                           (9,041)             (3,296)
-------------------------------------------------------------------------------------------------------
Total income tax expense(benefit)                                      $     1,803        $    (6,106)
=======================================================================================================


                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The components of the deferred tax assets and (liabilities) reflected in the
Balance Sheet are as follows:
                                                                             (In Thousands of Dollars)
-------------------------------------------------------------------------------------------------------
                                                                  December 31,         December 31,
                                                                      2001                 2000
-------------------------------------------------------------------------------------------------------
Benefits of state tax loss carryforwards                          $  1,798            $     2,023
Property related differences                                       (14,432)               (13,444)
Property taxes                                                      (1,005)                  (927)
Reserves not currently deductible                                   (4,624)               (11,955)
Pension and postretirement costs                                     7,937                 11,791
Other items - net                                                   10,716                  4,087
-------------------------------------------------------------------------------------------------------
Net deferred tax asset (liability)                                $    390             $   (8,425)
=======================================================================================================




The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%:
-------------------------------------------------------------------------------------------------------
                                                                             (In Thousands of Dollars)
-------------------------------------------------------------------------------------------------------
                                                                        Year Ended         Transition
                                                                       December 31,        Period  Ended
                                                                           2001            December 31,
                                                                                           2000
-------------------------------------------------------------------------------------------------------
Computed at the statutory rate                                        $      1,506        $      (6,011)
Adjustments related to:
Accrual to return adjustment                                                   845                   -
Tax gain on sale of assets                                                    (670)                  -
Other items -net                                                               122                 (95)
-------------------------------------------------------------------------------------------------------
Total income tax expense (benefit)                                    $      1,803        $     (6,106)
-------------------------------------------------------------------------------------------------------


                                                                                                                 17
          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2001

                                   SCHEDULE XV
                               STATEMENT OF INCOME
                                 (In Thousands)
--------------------------------------------------------------------------------------------------------------------
                                                                                                      TRANSITION
                                                                                     YEAR               PERIOD
                                                                                    ENDED                ENDED
   ACCOUNT                              DESCRIPTION                               12/31/2001          12/31/2000
------------------------------------------------------------------------------------------------    ----------------
       INCOME
457.1         SERVICES RENDERED TO ASSOCIATE COMPANIES                                 $ 93,529                 $ -
457.2         SERVICES RENDERED TO ASSOCIATE COMPANIES                                  417,248                   -
457.3         SERVICES RENDERED TO ASSOCIATE COMPANIES                                   29,021                   -
499           SERVICES RENDERED TO ASSOCIATE COMPANIES                                        -              28,013
                                                                               -----------------    ----------------
                                        TOTAL INCOME                                  $ 539,798            $ 28,013
                                                                               -----------------    ----------------
      EXPENSE
583           OVERHEAD LINE EXPENSES                                                      $ 166                 $ -
587           CUSTOMER INSTALLATION EXPENSES                                              2,441                   -
813           OTHER GAS SUPPLY EXPENSES                                                      15                   -
874           MAINS & SERVICES EXPENSES                                                      11                   -
879           CUSTOMER INSTALLATION EXPENSES                                                738                   -
893           MAINTENANCE OF METERS AND HOUSE REGULATORS                                      9                   -
901           SUPERVISION                                                                    58                   -
902           METER READING EXPENSES                                                     12,416                   -
903           CUSTOMER RECORDS AND COLLECTIONS                                           49,987                   -
904           UNCOLLECTIBLE ACCOUNTS                                                          -               1,000
910           CUSTOMER ASSISTANCE EXPENSES                                                2,079                   -
911           SALES SUPERVISION                                                               4                   -
912           SALES DEMONSTRATION AND SELLING EXPENSES                                       98                   -
913           SALES ADVERTISING EXPENSES                                                      7                   -
920           SALARIES AND WAGES                                                        117,440              11,369
921           OFFICE SUPPLIES AND EXPENSES                                              131,238                 781
923           OUTSIDE SERVICES EMPLOYED                                                   1,177                   -
924           PROPERTY INSURANCE                                                            985                   -
925           INJURIES AND DAMAGES                                                            -                 (30)
926           EMPLOYEE PENSIONS AND BENEFITS                                                  -              13,828
928           REGULATORY COMMISSION EXPENSES                                                200                   -
930.1         INSTITUTIONAL OR GOODWILL ADVERTISING                                       2,651                   -
930.2         MISCELLANEOUS GENERAL EXPENSES                                              6,837               1,232
931           GENERAL RENTS                                                               1,260                   -
932           MAINTENANCE OF STRUCTURES AND EQUIPMENT                                         -                  56
939           INTERCOMPANY EXPENSES                                                           -              18,057
940           SERVICE COMPANY EXPENSES TO CAPITAL                                        78,033                   -
950           ENVIRONMENTAL EXPENSES                                                      7,879                   -
960           FLEET EXPENSES                                                             38,519                   -
961           BUILDING SERVICE EXPENSES                                                  27,116                   -
962           STORES EXPENSE                                                              3,921                   -
984           SERVICE COMPANY EXPENSES TO CLEARING ACCTS.                                   189                   -
403           DEPRECIATION AND AMORTIZATION EXPENSE                                      13,328               4,002
404           AMORTIZATION OF LIMITED-TERM PLANT                                          1,445                   -



                                                                                                              17A
        ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE XV
                         STATEMENT OF INCOME (Continued)
                                 (In Thousands)
------------------------------------------------------------------------------------------------------------------
                                                                                                    TRANSITION
                                                                                   YEAR               PERIOD
                                                                                  ENDED                ENDED
   ACCOUNT                             DESCRIPTION                              12/31/2001          12/31/2000
----------------------------------------------------------------------------------------------    ----------------
408           TAXES OTHER THAN INCOME                                                  10,344               1,893
409           INCOME TAXES                                                             10,844              (2,810)
410           PROVISION FOR DEFERRED INCOME TAXES                                      (9,041)              6,844
411           PROVISION FOR DEFERRED INCOME TAXES-CR.                                       -             (10,140)
418           NONOPERATING RENTAL INCOME                                                    -                   4
419           INTEREST AND DIVIDEND INCOME                                            (25,808)             (6,142)
421           MISCELLANEOUS NONOPERATING INCOME                                           (23)                (62)
421.1         GAIN ON DISPOSITION OF PROPERTY                                          (1,983)                  -
422           INTERCOMPANY NONOPERATING INCOME                                              -                (336)
426.1         DONATIONS                                                                 1,985                 120
426.3         PENALTIES                                                                     -                  35
426.4         EXPENDITURES FOR CERTAIN CIVIC, POLITICAL &  RELATED ACT.                   348                 106
426.5         OTHER DEDUCTIONS                                                             85              (5,820)
427           INTEREST ON LONG-TERM DEBT                                               32,850               3,705
428           AMORTIZATION OF DEBT DISCOUNT AND EXPENSE                                 1,139                 132
430           INTEREST ON DEBT TO ASSOCIATED COMPANIES                                  9,728                 691
431           OTHER INTEREST EXPENSE                                                    6,582                 565
                                                                             -----------------    ----------------
              TOTAL EXPENSE                                                         $ 537,297            $ 39,080
                                                                             -----------------    ----------------

              NET INCOME OR (LOSS)                                                    $ 2,501           $ (11,067)
                                                                             =================    ================


                                                                                                 18
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
                                 (In Thousands)
                                              DIRECT       INDIRECT       COMPENSATION     TOTAL
         NAME OF ASSOCIATE COMPANY             COSTS         COSTS         FOR USE OF      AMOUNT
                                              CHARGED       CHARGED         CAPITAL        BILLED
----------------------------------------------------------------------------------------------------
                                               457-1         457-2           457-3
Boston Gas Company                              $ 4,066        $ 52,909          $ 25   $    57,000
Essex Gas Company                                    17               -             -            17
Colonial Gas Company                                809          13,276             9        14,094
Energy North Natural Gas, Inc.                      743           7,384             -         8,127
Eastern Enterprises                                 132               -             -           132
Midland Enterprises Inc.                            948           4,325             -         5,273
KeySpan Utility Services LLC                      1,107             463             -         1,570
KeySpan Engineering & Survey, Inc.                1,730           2,895             -         4,625
KeySpan Electric Services LLC                    20,695         132,101        13,848       166,644
KeySpan Generation LLC                            3,185          20,445         2,038        25,668
KeySpan Energy Development Corporation           10,821             916             -        11,737
KeySpan Gas East Corporation                     15,838          68,648         4,996        89,482
The Brooklyn Union Gas Company                   26,582          93,609         6,577       126,768
KeySpan Ravenswood Services Corp.                 1,655          12,539         1,382        15,576
The Houston Exploration Company                     244              96             -           340
KeySpan Energy Trading Services LLC                 540             637            67         1,244
Port Jefferson Energy Center                         18               -             -            18
KeySpan Services Inc.                             4,010           7,005            79        11,094
KeySpan Corporation                                 389               -             -           389
                                            -------------------------------------------------------
                   TOTAL                       $ 93,529       $ 417,248      $ 29,021   $   539,798
                                            =======================================================


                                                                                                     19
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
                                 (In Thousands)
                                                    DIRECT     INDIRECT      COMPENSATION      TOTAL
            NAME OF ASSOCIATE COMPANY                COSTS       COSTS        FOR USE OF       AMOUNT
                                                    CHARGED     CHARGED        CAPITAL         BILLED
--------------------------------------------------------------------------------------------------------
                                                     458-1       458-2          458-3



                                                  ------------------------------------------------------
                      TOTAL                               $ -         $ -           $ -           $ -
                                                  ======================================================


                                                                                                                               20
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTION:     Total cost of service will  equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.



                                                ------------------------------------------------------------------------------------
                                                ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES  TOTAL CHARGES FOR SERVICE
                                                ---------------------------- ------------------------------ ------------------------
                                                DIRECT  INDIRECT             DIRECT   INDIRECT            DIRECT   INDIRECT
ACCOUNT                DESCRIPTION              COST     COST     TOTAL       COST      COST     TOTAL     COST      COST     TOTAL

-------------------------------------------------------------------------- --------------------------- ----------------------------
 583    Overhead Line Expenses                   $ 166      $ -     $ 166        $ -     $ -      $ -    $ 166      $ -    $  166
 587    Customer Installation Expenses           2,441        -     2,441          -       -        -    2,441        -     2,441
 813    Other Gas Supply Expenses                    -       15        15          -       -        -        -       15        15
 874    Mains and Services Expenses                  -       11        11          -       -        -        -       11        11
 879    Customer Installation Expenses             738        -       738          -       -        -      738        -       738
 893    Maintenance of Meters and House
        Regulators                                   -        9         9          -       -        -        -        9         9
 901    Supervision                                 58        -        58          -       -        -       58        -        58
 902    Meter Reading Expenses                     (68)  12,484    12,416          -       -        -      (68)  12,484    12,416
 903    Customer Records and Collection          5,014   44,973    49,987          -       -        -    5,014   44,973    49,987
 910    Customer Assistance Expenses             1,500      579     2,079          -       -        -    1,500      579     2,079
 911    Sales Supervision                            -        4         4          -       -        -        -        4         4
 912    Sales Demonstration and Selling
        Expenses                                    22       76        98          -       -        -       22       76        98
 913    Sales Advertising Expenses                   -        7         7          -       -        -        -        7         7
 920    Salaries and Wages                      15,718  101,722   117,440          -       -        -   15,718  101,722   117,440
 921    Office Supplies and Expenses            14,828  116,410   131,238          -       -        -   14,828  116,410   131,238
 923    Outside Services Employed                    -    1,177     1,177          -       -        -        -    1,177     1,177
 924    Property Insurance                           -      985       985          -       -        -        -      985       985
 926    Employee Pensions and Benefits               -        -         -          -       -        -        -        -         -
 928    Regulatory Commission Expenses             205       (5)      200          -       -        -      205       (5)      200
930.1   Institutional or Goodwill Advertising      289    2,362     2,651          -       -        -      289    2,362     2,651
930.2   Miscellaneous General Expenses             856    5,981     6,837          -       -        -      856    5,981     6,837
 931    General Rents                            1,260        -     1,260          -       -        -    1,260        -     1,260
 940    Services Company Expenses to Capital    15,500   62,533    78,033          -       -        -   15,500   62,533    78,033
 950    Environmental Expenses                   7,878        1     7,879          -       -        -    7,878        1     7,879
 960    Fleet Expenses                               -   38,519    38,519          -       -        -        -   38,519    38,519
 961    Building Service Expenses               27,116        -    27,116          -       -        -   27,116        -    27,116
 962    Stores Expense                             (41)   3,962     3,921          -       -        -      (41)   3,962     3,921
 984    Services Company Expenses to Clearing
        Accounts                                     -      189       189          -       -        -        -      189       189
 403    Depreciation Expense                         -   13,328    13,328                                    -   13,328    13,328
 404    Amortization of Limited-Term Plant           -    1,445     1,445                                    -    1,445     1,445
 408    Taxes Other Than Income Taxes-
        Property Taxes                               -   10,118    10,118          -       -        -        -   10,118    10,118
 421    Miscellaneous Nonoperating Income            -      (23)      (23)         -       -        -        -      (23)      (23)
421.1   Gain on Disposition of Property              -   (1,983)   (1,983)         -       -        -        -   (1,983)   (1,983)
426.1   Donations                                    -    1,985     1,985          -       -        -        -    1,985     1,985
426.4   Expenditures for Certain Civic,
        Political &  Related Act.                    -      348       348          -       -        -        -      348       348
426.5   Other Deductions                            49       36        85          -       -        -       49       36        85
                                              ---------------------------- --------------------------- --------------------------
                  SUB-TOTAL EXPENSES            93,529  417,248   510,777          -       -        -   93,529  417,248   510,777
 408    Taxes Other Than Income Taxes-
        Other                                        -        -       226          -       -        -        -        -       226
 409    Income Taxes                                 -        -    10,844          -       -        -        -        -    10,844
 410    Provision for Deferred Income Taxes          -        -    (9,041)         -       -        -        -        -    (9,041)
 419    Interest and Dividend Income                 -        -   (25,808)         -       -        -        -        -   (25,808)
 427    Interest on Long-term Debt                   -        -    32,850          -       -        -        -        -    32,850
 428    Amortization of Debt Discount and
        Expense                                      -        -     1,139          -       -        -        -        -     1,139
 430    Interest on Debt to Associated
        Companies                                    -        -     9,728          -       -        -        -        -     9,728
 431    Other Interest Expense                       -        -     6,582          -       -        -        -        -     6,582
                                              ---------------------------- --------------------------- --------------------------
        TOTAL COST OF SERVICE                 $ 93,529 $417,248  $537,297        $ -     $ -      $ -  $93,529 $417,248  $537,297
                                              ============================ =========================== ==========================


                                                                                                                         21
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)
           DEPARTMENT OR SERVICE FUNCTION

                                                                  Corporate                      Compensation
                                                        Total       Cost     Client                   and      Customer
ACCOUNT                   DESCRIPTION                   Amount     Center   Services  Controller    Benefits   Research  Executive

-----------------------------------------------------------------------------------------------------------------------------------
583     Overhead Line Expenses                           $ 166       $ -       $ -      $ -             $ -       $ -      $ -
587     Customer Installation Expenses                   2,441       (13)        -        -               -         -        -
813     Other Gas Supply Expenses                           15         -         -        -               -         -        -
874     Mains and Services Expenses                         11         -         -        -               -         -        -
879     Customer Installation Expenses                     738         -         -        -               -         -        -
893     Maintenance of Meters and House Regulators           9         -         -        -               -         -        -
901     Supervision                                         58         -         7        -               -         -        -
902     Meter Reading Expenses                          12,416       (70)        -        -               -         -        -
903     Customer Records and Collection                 49,987    (1,791)      166    1,012               -     5,583        -
910     Customer Assistance Expenses                     2,079        (1)        -        -               -         -        -
911     Sales Supervision                                    4         -         -        -               -         -        -
912     Sales Demonstration and Selling Expenses            98         -         -        -               -         -        -
913     Sales Advertising Expenses                           7         -         -        -               -         -        -
920     Salaries and Wages                             117,440     4,539     1,033    8,306           5,716       286    4,531
921     Office Supplies and Expenses                   131,238     5,317       145    3,476           1,386       209    3,794
923     Outside Services Employed                        1,177     1,104         -       73               -         -        -
924     Property Insurance                                 985         -         -        -               -         -        -
926     Employee Pensions and Benefits                       -   (24,374)        -        -          22,549         -        -
928     Regulatory Commission Expenses                     200         -         -      207               -         -        -
930.1   Institutional or Goodwill Advertising            2,651        (5)        -        -               -         -        -
930.2   Miscellaneous General Expenses                   6,837         -         -        -             292         -        8
931     General Rents                                    1,260         -         -        -               -         -        -
940     Services Company Expenses to Capital            78,033        56         -      125              12         5        9
950     Environmental Expenses                           7,879       (17)        -        -               -         -        -
960     Fleet Expenses                                  38,519        29         -        -               -         -        -
961     Building Service Expenses                       27,116      (216)        -        -               -         -        -
962     Stores Expense                                   3,921         -        25        -               -         -        -
984     Services Company Expenses to Clearing Accounts     189         -         -        -               -         -        -
403     Depreciation Expense                            13,328    13,328                                  -         -        -
404     Amortization of Limited-Term Plant               1,445     1,445         -                                  -        -
408     Taxes Other Than Income Taxes - Property Taxes  10,118    10,118         -        -               -         -        -
421     Miscellaneous Nonoperating Income                  (23)      (15)        -        -               -         -        -
421.1   Gain on Disposition of Property                 (1,983)   (1,983)        -        -               -         -        -
426.1   Donations                                        1,985         -         -        -               -         -        -
426.4   Expenditures for Certain Civic, Political
        & Related Act.                                     348         -         -        -               -         -        -
426.5   Other Deductions                                    85         -         -        -               -         -        -
                                                     -------------------------------------------------------------------------
                  SUB-TOTAL EXPENSES                   510,777     7,451     1,376   13,199          29,955     6,083    8,342
408     Taxes Other Than Income Taxes - Other              226       205         -        -               -         -        -
409     Income Taxes                                    10,844    10,844         -        -               -         -        -
410     Provision for Deferred  Income Taxes            (9,041)   (9,041)        -        -               -         -        -
419     Interest and Dividend Income                   (25,808)  (25,808)        -        -               -         -        -
427     Interest on Long-term Debt                      32,850    32,850         -        -               -         -        -
428     Amortization of Debt Discount and Expense        1,139     1,139         -        -               -         -        -
430     Interest on Debt to Associated Companies         9,728     9,728         -        -               -         -        -
431     Other Interest Expense                           6,582     6,582         -        -               -         -        -
                                                     -------------------------------------------------------------------------
        TOTAL COST OF SERVICE                        $ 537,297  $ 33,950   $ 1,376 $ 13,199        $ 29,955   $ 6,083  $ 8,342
                                                     =========================================================================


                                                                                                                        21A
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)
           DEPARTMENT OR SERVICE FUNCTION

                                                                  Deliver  Employment
                                                        Corporate Energy-  & Employee  Environmental          Financial    Gas
ACCOUNT                   DESCRIPTION                   Affairs   Electric Development Engineering   Finance  Planning  Operations
------------------------------------------------------------------------------------------------------------------------------------
583        Overhead Line Expenses                          $ -       $ -        $ -        $ -       $ -       $ -       $ -
587        Customer Installation Expenses                    -         -          -          -         -         -         -
813        Other Gas Supply Expenses                         -         -          -          -         -         -         -
874        Mains and Services Expenses                       -         -          -          -         -         -        11
879        Customer Installation Expenses                    -         -          -          -         -         -         -
893        Maintenance of Meters and House Regulators        -         -          -          -         -         -         9
901        Supervision                                       -         -          -          -         -         -         -
902        Meter Reading Expenses                            -         -          -          -         -         -         -
903        Customer Records and Collection                   -         -          -          -         -         -         -
910        Customer Assistance Expenses                      -         -          -          -         -         -         -
911        Sales Supervision                                 -         -          -          -         -         -         -
912        Sales Demonstration and Selling Expenses          -         -          -          -         -         -         -
913        Sales Advertising Expenses                        -         -          -          -         -         -         -
920        Salaries and  Wages                             431       933      7,065      5,377     1,386     2,803       633
921        Office Supplies and Expenses                  1,862       239      3,018      3,680       395       824       262
923        Outside Services Employed                         -         -          -          -         -         -         -
924        Property Insurance                                -         -          -          -         -         -         -
926        Employee Pensions and Benefits                    -         -          -          -         -         -         -
928        Regulatory Commission Expenses                    -         -          -          -         -         -         -
930.1      Institutional or Goodwill Advertising             -         -          -          -         -         -         -
930.2      Miscellaneous General Expenses                    -         -         21      2,436         -         -         -
931        General Rents                                     -         -          -          -         -         -         -
940        Services Company Expenses to Capital              -         -        114      1,701         -         1         7
950        Environmental Expenses                            -         -          -      7,895         -         -         -
960        Fleet Expenses                                    -         -          -          -         -         -         -
961        Building Service Expenses                         -         -          5          -         -         -         -
962        Stores Expense                                    -         -          -          -         -         -         -
984        Services Company Expenses to Clearing Accounts    -         -          -          -         -         -        86
403        Depreciation Expense                              -                    -          -         -         -         -
404        Amortization of Limited-Term Plant                -                    -          -         -         -         -
408        Taxes Other Than Income Taxes - Property Taxes    -         -          -          -         -         -         -
421        Miscellaneous Nonoperating Income                 -         -          -          -         -         -         -
421.1      Gain on Disposition of Property                   -         -          -          -         -         -         -
426.1      Donations                                         -         -          -      1,985         -         -         -
426.4      Expenditures for Certain Civic, Political &
           Related Act.                                      -         -          -          -         -         -         -
426.5      Other Deductions                                  -         -          -          -         -         -         -
                                                      -----------------------------------------------------------------------------
                     SUB-TOTAL EXPENSES                  2,293     1,172     10,223     23,074     1,781     3,628     1,008
408        Taxes Other Than Income Taxes - Other             -         -          -          -         -         -         -
409        Income Taxes                                      -         -          -          -         -         -         -
410        Provision for Deferred Income Taxes               -         -          -          -         -         -         -
419        Interest and Dividend Income                      -         -          -          -         -         -         -
427        Interest on Long-term Debt                        -         -          -          -         -         -         -
428        Amortization of Debt Discount and Expense         -         -          -          -         -         -         -
430        Interest on Debt to Associated Companies          -         -          -          -         -         -         -
431        Other Interest Expense                            -         -          -          -         -         -         -
                                                      -----------------------------------------------------------------------------
           TOTAL COST OF SERVICE                       $ 2,293   $ 1,172   $ 10,223   $ 23,074   $ 1,781   $ 3,628   $ 1,008
                                                      =============================================================================


                                                                                                                       21B
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)
           DEPARTMENT OR SERVICE FUNCTION

                                                     General
                                                     Counsel &    Gov't   Information   Internal   Labor     Legal      Public
ACCOUNT                   DESCRIPTION                Corp.Sec'y  Relations  Systems      Audit    Relations  Services   Affairs
------------------------------------------------------------------------------------------------------------------------------------
583        Overhead Line Expenses                          $ -      $ -         $ -        $ -      $ -      $ -       $ -
587        Customer Installation Expenses                    -        -           -          -        -        -         -
813        Other Gas Supply Expenses                         -        -           -          -        -        -         -
874        Mains and Services Expenses                       -        -           -          -        -        -         -
879        Customer Installation Expenses                    -        -           -          -        -        -         -
893        Maintenance of Meters and House Regulators        -        -           -          -        -        -         -
901        Supervision                                       -        -           -          -        -        -         -
902        Meter Reading Expenses                            -        -           -          -        -        -         -
903        Customer Records and Collection                   -        -          33          -        -        -         -
910        Customer Assistance Expenses                      -        -           -          -        -        -         -
911        Sales Supervision                                 -        -           -          -        -        -         -
912        Sales Demonstration and Selling Expenses          -        -           -          -        -        -         -
913        Sales Advertising Expenses                        -        -           -          -        -        -         -
920        Salaries and Wages                            2,056    1,027      34,973      3,387    1,447    6,168     2,331
921        Office Supplies and Expenses                    940      237      65,335        415      320    1,849     2,080
923        Outside Services Employed                         -        -           -          -        -        -         -
924        Property Insurance                                -        -           -          -        -        -         -
926        Employee Pensions and Benefits                    -        -           -          -        -        -         -
928        Regulatory Commission Expenses                    -        -          (7)         -        -        -         -
930.1      Institutional or Goodwill Advertising             -        -           -          -        -        -     2,656
930.2      Miscellaneous General Expenses                  951        -           -          -        -        -         -
931        General Rents                                     -        -           -          -        -        -         -
940        Services Company Expenses to Capital             74        4      67,862          -        9        -        (2)
950        Environmental Expenses                            -        -           -          -        -        1         -
960        Fleet Expenses                                    -        -           -          -        -        -         -
961        Building Service Expenses                         -        -           -          -        -        -         -
962        Stores Expense                                    -        -           -          -        -        -         -
984        Services Company Expenses to Clearing Accounts    -        -           -          -        -        -         -
403        Depreciation Expense                              -        -           -          -        -        -         -
404        Amortization of Limited-Term Plant                -        -           -          -        -        -         -
408        Taxes Other Than Income Taxes - Property Taxes    -        -           -          -        -        -         -
421        Miscellaneous Nonoperating Income                 -        -           -          -        -        -         -
421.1      Gain on Disposition of Property                   -        -           -          -        -        -         -
426.1      Donations                                         -        -           -          -        -        -         -
426.4      Expenditures for Certain Civic, Political &
           Related Act.                                      -       348          -          -        -        -         -
426.5      Other Deductions                                  -        -           -          -        -       49         -
                                                      ------------------------------------------------------------------------------
                     SUB-TOTAL EXPENSES                  4,021    1,616     168,196      3,802    1,776    8,067     7,065
408        Taxes Other Than Income Taxes - Other             -        -           -          -        -        -         -
409        Income Taxes                                      -        -           -          -        -        -         -
410        Provision for Deferred Income Taxes               -        -           -          -        -        -         -
419        Interest and Dividend Income                      -        -           -          -        -        -         -
427        Interest on Long-term Debt                        -        -           -          -        -        -         -
428        Amortization of Debt Discount and Expense         -        -           -          -        -        -         -
430        Interest on Debt to Associated Companies          -        -           -          -        -        -         -
431        Other Interest Expense                            -        -           -          -        -        -         -
                                                     -------------------------------------------------------------------------------
           TOTAL COST OF SERVICE                       $ 4,021  $ 1,616   $ 168,196    $ 3,802  $ 1,776  $ 8,067   $ 7,065
                                                     ===============================================================================


                                                                                                                          21C
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)
           DEPARTMENT OR SERVICE FUNCTION

                                                                 Business    Gas Sales
                                                     Strategic   Improvement    &                 Customer    Operating   Gas
ACCOUNT                   DESCRIPTION                Services    Process    Marketing  Treasury   Relations   Services   Engineering
------------------------------------------------------------------------------------------------------------------------------------
583        Overhead Line Expenses                          $ -        $ -      $ -        $ -      $ 166         $ -      $ -
587        Customer Installation Expenses                    -          -        -          -      2,454           -        -
813        Other Gas Supply Expenses                         -          -        -          -          -           -        -
874        Mains and Services Expenses                       -          -        -          -          -           -        -
879        Customer Installation Expenses                    -          -        -          -        738           -        -
893        Maintenance of Meters and House Regulators        -          -        -          -          -           -        -
901        Supervision                                       -          -        -          -         51           -        -
902        Meter Reading Expenses                            -          -        -          -     12,486           -        -
903        Customer Records and Collection                   -      1,328        -          -     36,702       6,954        -
910        Customer Assistance Expenses                      -          -        -          -      2,080           -        -
911        Sales Supervision                                 -          -        4          -          -           -        -
912        Sales Demonstration and Selling Expenses          -          -       98          -          -           -        -
913        Sales Advertising Expenses                        -          -        7          -          -           -        -
920        Salaries and Wages                              806          -      311      5,509      1,280       9,414      112
921        Office Supplies and Expenses                    258        141       97     20,312        301       6,780       54
923        Outside Services Employed                         -          -        -          -          -           -        -
924        Property Insurance                                -          -        -        985          -           -        -
926        Employee Pensions and Benefits                    -          -        -         37          -           -        -
928        Regulatory Commission Expenses                    -          -        -          -          -           -        -
930.1      Institutional or Goodwill Advertising             -          -        -          -          -           -        -
930.2      Miscellaneous General Expenses                    -          -        -      3,129          -           -        -
931        General Rents                                     -          -        -          -          -       1,260        -
940        Services Company Expenses to Capital              -          3        -        426      1,330       6,233       55
950        Environmental Expenses                            -          -        -          -          -           -        -
960        Fleet Expenses                                    -          -        -          -          -      38,490        -
961        Building Service Expenses                         -          -        -          -          1      27,326        -
962        Stores Expense                                    -          -        -          -          -       3,896        -
984        Services Company Expenses to Clearing Accounts    -          -        -          -          -           -       32
403        Depreciation Expense                              -          -        -          -          -           -        -
404        Amortization of Limited-Term Plant                -          -        -          -          -           -        -
408        Taxes Other Than Income Taxes - Property Taxes    -          -        -          -          -           -        -
421        Miscellaneous Nonoperating Income                 -          -        -         (1)         -          (7)       -
421.1      Gain on Disposition of Property                   -          -        -          -          -           -        -
426.1      Donations                                         -          -        -          -          -           -        -
426.4      Expenditures for Certain Civic, Political &
           Related Act.                                      -          -        -          -          -           -        -
426.5      Other Deductions                                  -          -        -         34          -           -        -
                                                     -------------------------------------------------------------------------------
                     SUB-TOTAL EXPENSES                  1,064      1,472      517     30,431     57,589     100,346      253
408        Taxes Other Than Income Taxes - Other             -          -        -          -          -          21        -
409        Income Taxes                                      -          -        -          -          -           -        -
410        Provision for Deferred Income Taxes               -          -        -          -          -           -        -
419        Interest and Dividend Income                      -          -        -          -          -           -        -
427        Interest on Long-term Debt                        -          -        -          -          -           -        -
428        Amortization of Debt Discount and Expense         -          -        -          -          -           -        -
430        Interest on Debt to Associated Companies          -          -        -          -          -           -        -
431        Other Interest Expense                            -          -        -          -          -           -        -
                                                     -------------------------------------------------------------------------------
           TOTAL COST OF SERVICE                       $ 1,064    $ 1,472    $ 517   $ 30,431   $ 57,589   $ 100,367    $ 253
                                                     ===============================================================================


                                                                                                               21D
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)
           DEPARTMENT OR SERVICE FUNCTION

                                                                     Gas                                      Performance
                                                       Workers     Supply &  Delivery   Strategic  Strategic  Measurement
ACCOUNT                   DESCRIPTION                Compensation  Planning  Energy NE  Marketing  Planning   & Tracking
------------------------------------------------------------------------------------------------------------------------------------
583        Overhead Line Expenses                            $ -       $ -      $ -         $ -       $ -        $ -
587        Customer Installation Expenses                      -         -        -           -         -          -
813        Other Gas Supply Expenses                           -        15        -           -         -          -
874        Mains and Services Expenses                         -         -        -           -         -          -
879        Customer Installation Expenses                      -         -        -           -         -          -
893        Maintenance of Meters and House Regulators          -         -        -           -         -          -
901        Supervision                                         -         -        -           -         -          -
902        Meter Reading Expenses                              -         -        -           -         -          -
903        Customer Records and Collection                     -         -        -           -         -          -
910        Customer Assistance Expenses                        -         -        -           -         -          -
911        Sales Supervision                                   -         -        -           -         -          -
912        Sales Demonstration and Selling Expenses            -         -        -           -         -          -
913        Sales Advertising Expenses                          -         -        -           -         -          -
920        Salaries and Wages                                  -         -    1,179       3,085     1,316          -
921        Office Supplies and Expenses                        -         -      185       6,385       942          -
923        Outside Services Employed                           -         -        -           -         -          -
924        Property Insurance                                  -         -        -           -         -          -
926        Employee Pensions and Benefits                  1,788         -        -           -         -          -
928        Regulatory Commission Expenses                      -         -        -           -         -          -
930.1      Institutional or Goodwill Advertising               -         -        -           -         -          -
930.2      Miscellaneous General Expenses                      -         -        -           -         -          -
931        General Rents                                       -         -        -           -         -          -
940        Services Company Expenses to Capital                -         -        -           -         9          -
950        Environmental Expenses                              -         -        -           -         -          -
960        Fleet Expenses                                      -         -        -           -         -          -
961        Building Service Expenses                           -         -        -           -         -          -
962        Stores Expense                                      -         -        -           -         -          -
984        Services Company Expenses to Clearing Accounts      -         6       54           -         -         11
403        Depreciation Expense                                -         -        -           -         -          -
404        Amortization of Limited-Term Plant                  -         -        -           -         -          -
408        Taxes Other Than Income Taxes - Property Taxes      -         -        -           -         -          -
421        Miscellaneous Nonoperating Income                   -         -        -           -         -          -
421.1      Gain on Disposition of Property                     -         -        -           -         -          -
426.1      Donations                                           -         -        -           -         -          -
426.4      Expenditures for Certain Civic, Political &
           Related Act.                                        -         -        -           -         -          -
426.5      Other Deductions                                    -         -        -           -         2          -
                                                     -------------------------------------------------------------------------------
                     SUB-TOTAL EXPENSES                    1,788        21    1,418       9,470     2,269         11
408        Taxes Other Than Income Taxes - Other               -         -        -           -         -          -
409        Income Taxes                                        -         -        -           -         -          -
410        Provision for Deferred Income Taxes                 -         -        -           -         -          -
419        Interest and Dividend Income                        -         -        -           -         -          -
427        Interest on Long-term Debt                          -         -        -           -         -          -
428        Amortization of Debt Discount and Expense           -         -        -           -         -          -
430        Interest on Debt to Associated Companies            -         -        -           -         -          -
431        Other Interest Expense                              -         -        -           -         -          -
                                                     -------------------------------------------------------------------------------
           TOTAL COST OF SERVICE                         $ 1,788      $ 21  $ 1,418     $ 9,470   $ 2,269       $ 11
                                                     ===============================================================================



                                                                                                         22
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
                                 (In Thousands)


                                           DEPARTMENTAL SALARY EXPENSE
                                    --------------------------------------------------------
NAME OF DEPARTMENT                                      INCLUDED IN AMOUNTS BILLED TO            PERSONNEL
------------------------                           -----------------------------------------
Indicate each department               TOTAL         PARENT         OTHER           NON           END OF
or service function                    AMOUNT        COMPANY      ASSOCIATES    ASSOCIATES         YEAR
                                    -------------  ------------  -------------  ------------    ------------
Client Services                          $ 1,033           $ -        $ 1,033           $ -             156
Compensation & Benefits                    5,716             -          5,716             -              66
Controller                                 8,306             -          8,306             -             132
Corporate Affairs                            431             -            431             -              19
Customer Relations                         1,280             -          1,280             -             681
Customer Research                            286             -            286             -              68
Deliver Energy-Electric                      933             -            933             -               2
Deliver Energy-New England                 1,179             -          1,179             -              29
Employment & Employee Development          7,065             -          7,065             -             100
Environmental Engineering                  5,377             -          5,377             -              76
Executive                                  4,531             -          4,531             -              11
Finance                                    1,386             -          1,386             -              32
Financial Planning                         2,803             -          2,803             -              26
Gas Engineering                              112             -            112             -               2
Gas Operations                               633             -            633             -               2
Gas Sales & Marketing                        311             -            311             -              83
General Counsel & Corp. Sec'y              2,056             -          2,056             -              18
Government Relations                       1,027             -          1,027             -               8
Information Systems                       34,973             -         34,973             -             467
Internal Audit                             3,387             -          3,387             -              36
Labor Relations                            1,447             -          1,447             -              19
Legal Services                             6,168             -          6,168             -              62
Operating Services                         9,414             -          9,414             -             443
Public Affairs                             2,331             -          2,331             -              37
Strategic Marketing                        3,085             -          3,085             -              27
Strategic Planning                         1,316             -          1,316             -              13
Strategic Services                           806             -            806             -               3
Treasury                                   5,509             -          5,509             -              66
Corporate Cost Center                      4,539             -          4,539             -               0
                                    -------------  ------------  -------------  ------------    ------------
TOTAL                                  $ 117,440           $ -      $ 117,440           $ -           2,684
                                    =============  ============  =============  ============    ============


                                                                                                           23
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                                       RELATIONSHIP
                                            DESCRIPTION OF            "A"= ASSOCIATE
        FROM WHOM PURCHASED                LARGEST INVOICE          "NA"= NONASSOCIATE    AMOUNT        ACCOUNT

---------------------------------------------------------------------------------------------------------------
Technology Services
Technology Consulting Assoc.        System Conversion                       NA             $ 5,859        940
IBM                                 System Development & Enhancement        NA               3,677      921/940
Excis Group                         System Maintenance & Enhancement        NA               2,601      921/940
Rohn Rogers Associates Inc.         System Maintenance & Enhancement        NA               2,960      921/940
Siebel Systems Inc.                 System Development                      NA               1,276        940
RCG Information Technology          System Maintenance & Enhancement        NA               2,346      921/940
Oracle Corporation                  System Maintenance & Enhancement        NA               1,287      921/940
Paradigm Systems Integration Inc.   System Maintenance & Enhancement        NA               2,005      921/940
Parity Teltech Corp.                System Maintenance & Enhancement        NA               1,014      921/940
ETR Technology Center Inc.          System Maintenance & Enhancement        NA                 873      921/940
PriceWaterhouse Coopers LLP         System Maintenance & Enhancement        NA                 855      921/940
TSR Consulting Services             System Maintenance & Enhancement        NA                 888      921/940
Carlyle Consulting Services Inc.    System Maintenance & Enhancement        NA                 943      921/940
Algomod Corporation                 System Maintenance & Enhancement        NA               1,135      921/940
Sharp Decisions Inc.                System Maintenance & Enhancement        NA                 673      921/940
Encode Inc.                         Systen Maintenance                      NA                 471        921
Bicitis Group                       Systen Maintenance                      NA                 458        921
Cambridge Technology Partners       Systen Maintenance                      NA                 614      921/940
Hyperion Solutions Inc.             System Maintenance & Enhancement        NA                 580        940
Soft Inc.                           System Maintenance & Enhancement        NA                 430        940
Emplifi, Inc.                       System Maintenance & Enhancement        NA                 400        940
Programmatic Systems Inc.           System Maintenance & Enhancement        NA                 571      921/940
Mobile Data Solutions Inc.          System Conversion                       NA                 376        940
Mandril Consulting Inc.             System Maintenance & Enhancement        NA                 468      921/940
Digital ESP Inc.                    System Development                      NA                 355        940
Oxford International Co.            System Maintenance & Enhancement        NA                 638      921/940
Strategic Resource Management
 Assoc Ltd.                         System Conversion                       NA                 547      921/940
Computer Horizons Corp.             System Conversion & Maintenance         NA                 853      921/940
Pinkerton Computer Consultants      System Maintenance & Enhancement        NA                 486      921/940
Software Guidance & Assistance      System Conversion & Maintenance         NA                 490      921/940
Forum Personnel Inc.                Technology Support                      NA                 550      921/940
Agency.Com                          System Development                      NA                 266        940
Corcoranweb                         System Maintenance & Enhancement        NA                 499      921/940
AEO Management Services             System Conversion                       NA                 258        940
Domosys Corporation                 System Development                      NA                 243        921
Stopka and Associates               System Maintenance & Enhancement        NA                 394      921/940
Compass Search                      System Maintenance & Enhancement        NA                 241        921
The Carpe Diem Group, Inc.          System Maintenance & Enhancement        NA                 239        921
Microstrategy                       System Development                      NA                 218        940
Howard Systems International        System Maintenance & Enhancement        NA                 216        921
Equarius Inc.                       System Maintenance & Enhancement        NA                 203        921
MBH Consulting Inc.                 System Maintenance & Enhancement        NA                 294      921/940
Chrysalis Computer Inc.             System Maintenance & Enhancement        NA                 184        940
Accenture LLP                       Technology Assessment                   NA                 183        921
Productivity Point International    System Maintenance & Enhancement        NA                 176        921
Trine Aspects Ltd                   System Maintenance & Enhancement        NA                 160        940
Astral Systems Inc.                 System Maintenance & Enhancement        NA                 157        940
Blue Wolf Group                     System Maintenance & Enhancement        NA                 141        940
Metamor Enterprise Solutions        System Conversion                       NA                 137        921
Ciber                               System Maintenance & Enhancement        NA                 130        921


                                                                                                                      23A
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                      OUTSIDE SERVICE EMPLOYED (Continued)

                                 (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                                                RELATIONSHIP
                                                 DESCRIPTION OF                "A"= ASSOCIATE
          FROM WHOM PURCHASED                    LARGEST INVOICE             "NA"= NONASSOCIATE      AMOUNT             ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
Technology Services (Cont'd)
Coral Energy Holdings LP                System Maintenance & Enhancement             NA                   128           921
Infotech Enterprises Inc.               System Maintenance & Enhancement             NA                   127           921
Clarity Systems Limited                 System Maintenance & Enhancement             NA                   127           940
T W M Enterprises Inc.                  System Conversion                            NA                   123           940
Compass Systems & Programming           System Maintenance & Enhancement             NA                   122           921
OAO Services Inc.                       System Conversion                            NA                   122           940
Total Network Solutions                 System Maintenance & Enhancement             NA                   120           940
Analysts International Corp.            System Maintenance & Enhancement             NA                   114           940
Avantinfo Corporation                   System Maintenance & Enhancement             NA                   110           921
Comsys                                  System Maintenance & Enhancement             NA                   109           940
Viecore Inc.                            System Maintenance & Enhancement             NA                   102           940
Hyperion Software                       System Maintenance & Enhancement             NA                   102           940
M G Betts Communications Co. Inc.       System Maintenance & Enhancement             NA                   101           921
64 Other Items less than $100,000       Technology Services                          NA                 3,401           Various
                                                                                                   -----------
                                        Subtotal - Technology Services               NA              $ 45,926
                                                                                                   ===========



Professional  Services
Outsourcing Solutions Inc.              Consulting Services                          NA                 $ 459           903
PriceWaterhouse Coopers LLP             Financial Services                           NA                   809           921
Cambridge Energy Research Associates    Strategic Planning                           NA                   300           921
Desola Group                            Strategic Planning                           NA                   482           921
Accenture LLP                           Consulting Services                          NA                 3,008           921
Earle Palmer Brown                      Strategic Marketing                          NA                 1,191           921
Deloitte & Touche LLP                   Financial Services                           NA                   852           921
Arthur Andersen LLP                     Financial Services                           NA                   933       921/923/940
Dar & Company                           Strategic Planning                           NA                   545           921
PA Consulting Group                     Financial Services                           NA                   469           921
The Amherst Group Ltd.                  Business Consulting                          NA                   421           903
The E Cubed Company LLC                 Strategic Marketing                          NA                   419           921
Lieberman Research Worldwide            Strategic Marketing                          NA                   407           921
Macro International Inc.                Strategic Marketing                          NA                   392           921
Ernst & Young LLP                       Business Consulting                          NA                   417           903
Continuum                               Consulting Services                          NA                   268           921
Encode Inc.                             Organizational Planning                      NA                   252           921
Melior Group                            Strategic Marketing                          NA                   238           921
Arbor Incorporated                      Strategic Marketing                          NA                   231           921
Energy E-Comm.Com                       Strategic Marketing                          NA                   161           921
Randstad Staffing Services              Business Consulting                          NA                   214       903/921/984
Market Strategies Inc.                  Strategic Marketing                          NA                   140           921
Hay Management Consultants              Compensation Planning                        NA                   132           921


                                                                                                                      23B
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                      OUTSIDE SERVICE EMPLOYED (Continued)

                                 (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                                                RELATIONSHIP
                                                 DESCRIPTION OF                "A"= ASSOCIATE
          FROM WHOM PURCHASED                    LARGEST INVOICE             "NA"= NONASSOCIATE      AMOUNT             ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
Professional  Services (Cont'd)
Brand Keys Inc.                         Business Consulting                          NA                   131           921
Pension Master                          Actuarial Evaluation                         NA                   126           923
Tandem Research Assoc. Inc.             Strategic Marketing                          NA                   110           921
Osgood O'Donnell & Walsh                Consulting Services                          NA                   107           921
Hewitt Associates                       Compensation Planning                        NA                   101           921
125 Other Items less than $100,000      Professional Services                        NA                 2,963           Various
                                                                                                   -----------
                                                                                                   -----------
                                        Subtotal - Professional Services                             $ 16,278
                                                                                                   ===========
                                                                                                   ===========


Legal Services
Dickstein Shapiro Morin & Oshinsky LLP  Legal Services                               NA               $ 1,397         921/426.5
Davis Polk & Wardwell                   Legal Services                               NA                   697           921
Nixon Peabody LLP                       Legal Services                               NA                   140           921
Leschack & Grodensky                    Legal Services                               NA                   283           903
13 Other Items less than $100,000       Legal Services                               NA                   387           Various
                                                                                                   -----------
                                                                                                   -----------
                                        Subtotal - Legal Services                    NA               $ 2,904
                                                                                                   ===========
                                                                                                   ===========



Environmental Services
Dvirka and Bartilucci                   Environmental Services                       NA               $ 1,465           950
Foster Wheeler Environmental Corp.      Environmental Services                       NA                 1,046           950
VHB Engineering                         Environmental Services                       NA                   861           950
North American Realty Advisory Services Environmental Services                       NA                   107           950
6 Other Items less than $100,000        Environmental Services                       NA                   194           Various
                                                                                                   -----------
                                                                                                   -----------
                                        Subtotal - Environmental Services                             $ 3,673
                                                                                                   ===========
                                                                                                   ===========


                                        TOTAL                                                        $ 68,781
                                                                                                   ===========
                                                                                                   ===========


                                                                                           24
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTION: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION                                                             AMOUNT
----------------------                                                  ------------
Pension                                                                   $ (20,543)

Employee 401K Match                                                           3,663

OPEB Expense                                                                 15,720

Workers Compensation Claims                                                   1,867

Employee Benefits (including medical, dental, life
 insurance and AD&D premiums)                                                19,159
                                                                        ------------

SUB-TOTAL                                                                    19,866

Costs Distributed to Various Accounts as Labor Burdens                      (19,866)
                                                                        ------------

TOTAL                                                                           $ -
                                                                        ============


                                                                                                  25
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION: Provide a listing of the amount included in Account 930.1 - General
Advertising Expenses, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.

     DESCRIPTION                      NAME OF PAYEE                                      AMOUNT
--------------------------------   ---------------------------------------------------   ------------
Corporate Branding                 SAUERBACH ASSOCIATES                                     $    140
Corporate Branding                 NEW YORK METS                                                 131
Corporate Branding                 CHASE MANHATTAN BANK VISA                                     118
Advertising                        THIRTEEN  WNET NEW YORK                                        75
Graphic Design                     THE SUPPORTING CAST                                            74
Advertising                        WBZ-TV                                                         60
Corporate Branding                 BRAND KEYS INC                                                 37
Corporate Branding                 LOWELL SPINNERS                                                36
Graphic Design                     BRYAN DRAGO                                                    32
Advertising                        LEADERS MAGAZINE INC.                                          26
Graphic Design                     APT DISPLAY INC                                                17
Advertising                        LONG ISLAND PHILHARMONIC                                       16
Advertising                        EARLE PALMER BROWN                                             15
IT Telecommunications              SOFTMART INC                                                   15
Corporate Branding                 LONG ISLAND DUCKS                                              11
Advertising                        INFINITY BROADCASTING WFAM RADIO                                9
Corporate Branding                 KCSA                                                            9
Corporate Branding                 BRAND KEYS INC                                                  8
Graphic Design                     NEWPORT GRAPHICS INC                                            8
Photography                        ROCCO GALATIOTO                                                 8
Advertising                        WHLI / WKJY                                                     8
Graphic Design                     ALF INTERACTIVE                                                 7
Photography & Video                PWR SYSTEMS                                                     7
Advertising                        ECONOMIC OPPORTUNITY, INC.                                      6
Photography                        PROSPECT PHOTOGRAPHIC CO                                        6
Corporate Branding                 HRN CORPORATION                                                 4
Advertising                        MILLENNIUM MARKETING & MEDIA CORP.                              4
Graphics Design                    CHALLENGE GRAPHICS INC                                          3
Advertising                        LI BROADCASTING INC                                             3
Advertising                        NEW YORK ALUMNI                                                 3
Advertising                        THE BROOKLYN PAPER PUBLICATION INC                              3
Annual Report Photos               THE LYONS GROUP                                                 3
                                   ALL OTHER ITEMS                                             1,749
                                                                                         ------------

                                   TOTAL                                                     $ 2,651
                                                                                         ============

                                                                             26
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 930.2 - Miscellaneous General Advertising Expenses, classifying the items according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


DESCRIPTION                                                          AMOUNT
----------------------                                             -----------

Dues and Memberships                                                  $ 2,458

Fees and Expenses of Servicing Outstanding Securities                   1,167

Officers'  Stock Unit 20% Match                                           292

Stockholders Meeting Expenses                                             294

Directors Expenses                                                        657

Expenses of Service Company Employees                                   1,874

Other General Expenses                                                     95
                                                                   -----------

TOTAL                                                                 $ 6,837
                                                                   ===========

                                                                             27
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                      RENTS
                                   ACCOUNT 931
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                          AMOUNT
----------------------                                              ----------

Rent - representing substations and right of way leases               $ 1,260
                                                                    ==========


                                                                                                               28
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS:  Provide an  analysis  of Account  408 - Taxes  Other Than  Income
Taxes. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX                                                                                  AMOUNT
------------------------                                                                   ------------

Other Than U.S. Government Taxes
          Payroll Taxes (including FICA, Medicare, Federal Unemployment and
                                State Unemployment)                                            $12,049

          Property Taxes                                                                        10,118

          State Income Tax                                                                         226
                                                                                           ------------

          SUB-TOTAL                                                                            $22,393

          Payroll Taxes Distributed to Various Accounts as Labor Burdens                       (12,049)
                                                                                           ------------

          TOTAL                                                                                $10,344
                                                                                           ============


                                                                                                      29
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                    DONATIONS
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1 -
Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                                       PURPOSE OF DONATION                        AMOUNT
--------------------------------                        ------------------------------           ------------
UNITED WAY OF MASSACHUSETTS BAY                         Civic & Charitable Contribution             $    250
NEW YORK CITY PARTNERSHIP AND CHAMBER OF COMMERCE       Civic & Charitable Contribution                  100
UNITED WAY OF NEW YORK CITY                             Civic & Charitable Contribution                   68
UNITED WAY OF LONG ISLAND                               Civic & Charitable Contribution                   68
CHRISTOPHER THOMAS ASSOCIATES INC                       Civic & Charitable Contribution                   62
NEW BOSTON GARDEN CORPORATION                           Civic & Charitable Contribution                   49
WGBH                                                    Civic & Charitable Contribution                   30
AMERICAN RED CROSS                                      Civic & Charitable Contribution                   26
THE BROOKLYN ALLIANCE                                   Civic & Charitable Contribution                   25
THE JACK WILLIAMS ENDOWMENT FOR WEDNESDAY'S CHILD       Civic & Charitable Contribution                   25
TAKE THE FIELD INC                                      Civic & Charitable Contribution                   25
HELEN KELLER SERVICES FOR THE BLIND                     Civic & Charitable Contribution                   24
LONG ISLAND CHILDRENS MUSEUM                            Civic & Charitable Contribution                   23
POLYTECHNIC UNIVERSITY                                  Civic & Charitable Contribution                   20
FRANCISCAN SISTERS OF THE POOR                          Civic & Charitable Contribution                   20
CSG/ERC ' 01                                            Civic & Charitable Contribution                   20
MUSEUM OF FINE ARTS                                     Civic & Charitable Contribution                   20
NEW YORK CONSERVATION EDUCATION FUND                    Civic & Charitable Contribution                   19
LONG ISLAND COALITION FOR FAIR BROADCASTING, INC.       Civic & Charitable Contribution                   15
PHOENIX HOUSE DEVELOPMENT FUND                          Civic & Charitable Contribution                   15
BROOKLYN LAW SCHOOL                                     Civic & Charitable Contribution                   14
UNITED WAY OF MASSACHUSETTS BAY                         Civic & Charitable Contribution                   13
THE SALVATION ARMY OF GREATER N.Y.                      Civic & Charitable Contribution                   11
LOWELL FESTIVAL FOUNDATION                              Civic & Charitable Contribution                   11
BROOKLYN HOSPITAL FOUNDATION, INC.                      Civic & Charitable Contribution                   11
YMCA BLACK ACHIEVERS BRANCH                             Civic & Charitable Contribution                   11
BIG BROTHERS BIG SISTERS OF NEW YORK CITY, INC.         Civic & Charitable Contribution                   10
LONG ISLAND PHILHARMONIC                                Civic & Charitable Contribution                   10
YWCA OF GREATER LAWRENCE                                Civic & Charitable Contribution                   10
MARINE CORPS SCHOLARSHIP                                Civic & Charitable Contribution                   10
JOHN JOSEPH MOAKLEY CHARITABLE FOUNDATION               Civic & Charitable Contribution                   10
BOY SCOUTS OF AMERICA                                   Civic & Charitable Contribution                   10
TILLES CENTER FOR THE PERFORMING ARTS                   Civic & Charitable Contribution                   10
NORTHEAST SUSTAINABLE ENERGY ASSOCIATION                Civic & Charitable Contribution                   10
THE BROOKLYN ARTS COUNCIL INC.                          Civic & Charitable Contribution                   10
SALVATION ARMY                                          Civic & Charitable Contribution                   10
ASSOCIATED GRANTMAKERS OF MASSACHUSETTS, INC.           Civic & Charitable Contribution                    9
BROOKLYN CHILDRENS MUSEUM                               Civic & Charitable Contribution                    9
THE STAR FOUNDATION INC                                 Civic & Charitable Contribution                    9


                                                                                                                 29A
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                              DONATIONS (Continued)
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1 -
Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                                         PURPOSE OF DONATION                             AMOUNT
-----------------------------------                       ---------------------------------            --------------
POLYTECHNIC UNIVERSITY                                    Civic & Charitable Contribution                          9
MASSACHUSETTS MUNICIPAL ASSOCIATION                       Civic & Charitable Contribution                          8
BROOKLYN BUREAU OF COMMUNITY SERVICE                      Civic & Charitable Contribution                          8
ART STREET, INC.                                          Civic & Charitable Contribution                          8
ANDOVER STRATEGIC ALLIANCES INCORPORATED                  Civic & Charitable Contribution                          8
CYSTIC FIBROSIS FOUNDATION                                Civic & Charitable Contribution                          8
CHIP-COMMUNITY HOUSING IMPROVEMENT PROGRAM,INC.           Civic & Charitable Contribution                          8
CONGRESSIONAL BLACK CAUCUS FOUNDATION INC.                Civic & Charitable Contribution                          8
THE LAST GASP                                             Civic & Charitable Contribution                          8
BOB LOWNEY MEMORIAL FOUNDATION                            Civic & Charitable Contribution                          7
ICE HOCKEY IN HARLEM                                      Civic & Charitable Contribution                          7
YWCA NEW YORK CITY                                        Civic & Charitable Contribution                          7
TOURO COLLEGE LAW CENTER                                  Civic & Charitable Contribution                          7
BROOKLYN PHILHARMONIC ORCHESTRA                           Civic & Charitable Contribution                          7
BROOKLYN ACADEMY OF MUSIC                                 Civic & Charitable Contribution                          6
RONALD MCDONALD HOUSE OF NEW YORK CITY                    Civic & Charitable Contribution                          6
GAS & ELECTRIC EMPLOYEES CREDIT UNION                     Civic & Charitable Contribution                          6
HEARTSHARE HUMAN SERVICES                                 Civic & Charitable Contribution                          6
BLACK VETERANS FOR SOCIAL JUSTICE                         Civic & Charitable Contribution                          6
BROOKLYN ACADEMY OF MUSIC                                 Civic & Charitable Contribution                          6
WEST ROXBURY HIGH SCHOOL                                  Civic & Charitable Contribution                          5
CATHOLIC CHARITIES                                        Civic & Charitable Contribution                          5
THE COLONEL DANIEL MARR BOYS & GIRLS CLUB                 Civic & Charitable Contribution                          5
ST BONAVENTURE UNIVERSITY                                 Civic & Charitable Contribution                          5
NEW YORK LEAGUE OF CONSERVATION VOTERS                    Civic & Charitable Contribution                          5
BROOKLYN BOTANIC GARDEN                                   Civic & Charitable Contribution                          5
YORK COLLEGE FOUNDATION INC.                              Civic & Charitable Contribution                          5
STONEY BROOK FOUNDATION                                   Civic & Charitable Contribution                          5
MARTY MEEHAN EDUCATIONAL FOUNDATION                       Civic & Charitable Contribution                          5
SALEM CHAMBER OF COMMERCE                                 Civic & Charitable Contribution                          5
BOYS AND GIRLS CLUB OF GREATER LOWELL                     Civic & Charitable Contribution                          5
MILL CITY MANAGEMENT                                      Civic & Charitable Contribution                          5
BOSTON SYMPHONY ORCHESTRA                                 Civic & Charitable Contribution                          5
MEDGAR EVERS COLLEGE                                      Civic & Charitable Contribution                          5
BROOKLYN PUBLIC LIBRARY FOUNDATION                        Civic & Charitable Contribution                          5
BROOKLYN CENTER FOR THE PERFORMING                        Civic & Charitable Contribution                          5
CABLE POSITIVE INC.                                       Civic & Charitable Contribution                          5
BROOKLYN TECHNICAL FOUNDATION                             Civic & Charitable Contribution                          5
THE BOYS CHOIR OF HARLEM, INC.                            Civic & Charitable Contribution                          5
CATHOLIC CHARITIES OF BROOKLYN                            Civic & Charitable Contribution                          5


                                                                                                                   29B
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                              DONATIONS (Continued)
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1 -
Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                                           PURPOSE OF DONATION                             AMOUNT
-----------------------------------                         ----------------------------------           --------------
ARENA ADVERTISING INC                                       Civic & Charitable Contribution                          5
ST JOHN'S UNIVERSITY                                        Civic & Charitable Contribution                          5
NEW YORK BUILDING CONGRESS INC                              Civic & Charitable Contribution                          4
BKLYN LEGAL SERVICES CORP                                   Civic & Charitable Contribution                          4
BROOKLYN CHAMBER OF COMMERCE                                Civic & Charitable Contribution                          4
THE BOSTON PARK PLAZA HOTEL                                 Civic & Charitable Contribution                          4
THEODORE ROOSEVELT COUNCIL BSA                              Civic & Charitable Contribution                          4
NORTH SHORE LONG ISLAND JEWISH HEALTH                       Civic & Charitable Contribution                          4
BROOKLYN SPORTS FOUNDATION                                  Civic & Charitable Contribution                          4
NEW YORK METHODIST HOSPITAL                                 Civic & Charitable Contribution                          4
THE NATURE CONSERVANCY ON LONG ISLAND                       Civic & Charitable Contribution                          4
BOSTON MINUTEMAN COUNCIL                                    Civic & Charitable Contribution                          4
AMERICAN RED CROSS                                          Civic & Charitable Contribution                          4
NATIONAL FOUNDATION FOR TEACHING ENTREPRENEURSHIP           Civic & Charitable Contribution                          4
MEDGAR EVERS COLLEGE                                        Civic & Charitable Contribution                          4
JOHN HYERS                                                  Civic & Charitable Contribution                          4
HISPANIC FEDERATION                                         Civic & Charitable Contribution                          4
BROOKLYN PUBLIC LIBRARY FOUNDATION                          Civic & Charitable Contribution                          4
NEW YORK CHAPTER ARTHRITIS FOUNDATION                       Civic & Charitable Contribution                          4
AMERICAN LUNG ASSOCIATION                                   Civic & Charitable Contribution                          4
WORLD HUNGER YEAR                                           Civic & Charitable Contribution                          4
THE JEWISH CHILDRENS MUSEUM                                 Civic & Charitable Contribution                          4
GREATER JAMAICA DEVELOPMENT CORPORATION                     Civic & Charitable Contribution                          4
IONA PREPARATORY SCHOOL                                     Civic & Charitable Contribution                          4
GIRL SCOUTS COUNCIL OF GREATER NEW YORK,INC.                Civic & Charitable Contribution                          4
NATIONAL URBAN LEAGUE                                       Civic & Charitable Contribution                          4
FUTURES IN EDUCATION FOUNDATION                             Civic & Charitable Contribution                          4
CABRINI MISSION FOUNDATION                                  Civic & Charitable Contribution                          4
BROOKWOOD CHILD CARE                                        Civic & Charitable Contribution                          4
CATHOLIC CHARITIES OF BROOKLYN                              Civic & Charitable Contribution                          4
TOURO COLLEGE LAW CENTER                                    Civic & Charitable Contribution                          3
CATHOLIC CHARITIES .                                        Civic & Charitable Contribution                          3
FAMILY AND CHILDREN'S ASSOC                                 Civic & Charitable Contribution                          3
GREATER MANCHESTER FAMILY YMCA                              Civic & Charitable Contribution                          3
BOROUGH OF MANHATTAN COMMUNITY                              Civic & Charitable Contribution                          3
COMMUNITY FOR EDUCATION FOUNDATION                          Civic & Charitable Contribution                          3
ANTI-DEFAMATION LEAGUE OF LONG ISLAND                       Civic & Charitable Contribution                          3
ASSOCIATION FOR THE HELP OF RETARDED CHILDREN               Civic & Charitable Contribution                          3


                                                                                                                  29C
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                              DONATIONS (Continued)
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1 -
Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                                         PURPOSE OF DONATION                              AMOUNT
-----------------------------------                       ---------------------------------            ---------------
ST FRANCIS HOSPITAL                                       Civic & Charitable Contribution                           3
ST JOHN'S UNIVERSITY                                      Civic & Charitable Contribution                           3
BANK STREET COLLEGE OF EDUCATION                          Civic & Charitable Contribution                           3
BROOKLYN COUNCIL, BOY SCOUTS OF AMERICA                   Civic & Charitable Contribution                           3
THEODORE ROOSEVELT COUNCIL BSA                            Civic & Charitable Contribution                           3
KENNETH D. TAYLOR                                         Civic & Charitable Contribution                           3
NEW YORK CITY TECHNICAL COLLEGE FOUNDATION                Civic & Charitable Contribution                           3
NEW VISIONS FOR PUBLIC SCHOOLS                            Civic & Charitable Contribution                           3
SAUERBACH ASSOCIATES .                                    Civic & Charitable Contribution                           3
UJA-FEDERATION                                            Civic & Charitable Contribution                           3
LONG ISLAND BUSINESS NEWS                                 Civic & Charitable Contribution                           3
INFORM, INC                                               Civic & Charitable Contribution                           3
AMERICAN WOMEN'S ECONOMIC DEVELOPMENT CORP.               Civic & Charitable Contribution                           3
NEIGHBOR HELPING NEIGHBOR FUND                            Civic & Charitable Contribution                           3
INWOOD HOUSE                                              Civic & Charitable Contribution                           3
CHARLES RIVER WATERSHED ASSOC                             Civic & Charitable Contribution                           3
LEADERSHIP AMERICA                                        Civic & Charitable Contribution                           3
JCRC/JHNY                                                 Civic & Charitable Contribution                           3
SOUTHAMPTON YOUTH SERVICES                                Civic & Charitable Contribution                           3
717 Other Items (Less than $3,000)                        Civic & Charitable Contribution                         436
                                                                                                       ---------------

TOTAL                                                                                                         $ 1,985
                                                                                                       ===============


                                                                                                    30
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5 -
Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.

DESCRIPTION                     NAME OF PAYEE                                       AMOUNT
----------------------          ------------------------------                    -----------
Pension Payment                 Virginia Pierce                                         $ 34

Legal Service                   Dickstein Shapiro Morin & Oshinsky                        49

Miscellaneous                                                                              2
                                                                                  -----------

TOTAL                                                                                   $ 85

                                                                                  ===========

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:    The space below is provided for important notes
                 regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



             SEE NOTES TO FINANCIAL STATEMENTS ON Page 16


                                                                                                    32
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE XIX
                             FINANCIAL DATA SCHEDULE
                                 (In Thousands)


Net Service Company Property                                                      $ 201,111
Total Investments                                                                       $ -
Total Current And Accrued Assets                                                  $ 651,924
Total Deferred Debits                                                               $ 2,119
Balancing Amount for Total Assets and Other Debits                                      $ -
Total Assets and Other Debits                                                     $ 855,154
Total Proprietary Capital                                                          $ 24,081
Total Long-Term Debt                                                              $ 348,044
Notes Payable                                                                           $ -
Notes Payable to Associate Companies                                                    $ -
Balancing Amount for Total Current and Accrued Liabilities                        $ 480,876
Total Deferred Credits                                                                $ 745
Accumulated Deferred Income Tax Credits                                             $ 1,408
Total Liabilities and Proprietary Capital                                         $ 855,154
Services Rendered to Associate Companies                                          $ 539,798
Services Rendered to Nonassociate Companies                                             $ -
Miscellaneous Income or Loss                                                            $ -
Total Income                                                                      $ 539,798
Salaries and Wages                                                                $ 117,440
Employee Pensions and Benefits                                                          $ -
Balancing Amount for Total Expenses                                               $ 419,857
Total Expenses                                                                    $ 537,297
Net Income (Loss)                                                                   $ 2,501
Total Cost of Service (Direct Costs)                                               $ 93,529
Total Cost of Service (Indirect Costs)                                            $ 417,248
Total Cost of Service (Total)                                                     $ 537,297
Number of Personnel End of Year                                                       2,939

                                                                             33
       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2001

                               ORGANIZATION CHART


       Chairman and Chief Executive Officer

           President - KeySpan Energy Service & Supply
           President - KeySpan Energy Delivery

           Executive Vice President - Strategic Services
           Executive Vice President & Chief Financial Officer
           Executive Vice President - KeySpan Energy Delivery New England Executive Vice President - Electric Operations
           Executive Vice President - Shared Services
           Executive Vice President & General Counsel

                Senior Vice President - Finance Operations & Regulatory Affairs Senior Vice President - Corporate Affairs
                Senior Vice President - Corporate Development & Asset Management Senior Vice President & Chief Information Officer
                Senior Vice President - Strategic Marketing & E-Business
                Senior Vice President - Human Resources
                Senior Vice President - Gas Operations New York

                          Vice President - Employee & Labor Relations
                          Vice President - Strategic Planning
                          Vice President - Customer Strategy
                          Vice President - Staffing & Development
                          Vice President - Customer Relations
                          Vice President - Corporate Affairs-New England
                          Vice President - Information Technology
                          Vice President, Controller & Chief Accounting Officer Vice President - Financial Planning
                          Vice President - Environmental Engineering & Services Vice President - Compensation & Benefits
                          Vice President - Secretary & Deputy General Counsel Vice President - Operating Services
                          Vice President & Treasurer
                          Vice President & Controller, New England
                          Vice President - Client Services, New England
                          Vice President & Chief Risk Officer

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A.   Description of Services Offered by KeySpan Corporate Services

1.   Corporate Affairs


Provide services in support of corporation strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. Formulate and assist with public relations and communications, programs and administration of corporate philanthropic and community affairs programs, creative and production services and media relations.


2.   Customer Services


Provide services and systems dedicated to customer service, including meter reading and billing, remittance, credit, collections, customer relations, customer communication and advocacy, call center operations, customer offices and field operations, revenue protection and customer strategy.


3.   Environmental Services


Provide consulting, assessment, investigation, remediation and other activities as required by Client Companies to ensure full compliance with applicable environmental statutes and regulations, permitting, licensing, due diligence, waste management, emergency response and laboratory operations.


4.   Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the issuance

                   ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES
                  LLC Service Company Cost Allocation Policy &
                               Procedure (Cont'd)


of securities, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.


5.   Financial Services


Accounting - Perform, advise and assist Client Companies in accounting matters, including the research and development of accounting practices, procedures and controls, the maintenance of the general ledger and related subsidiary systems, the preparation and analysis of financial reports, and the processing of certain transactions such as accounts payable, payroll, customer accounting, cash management and fixed assets.


Auditing - Periodically conduct operating audits and audits of the accounting records and other records maintained by Client Companies and coordinating their examination, where applicable, with that of independent public accountants. The audit staff will report on their examination and submit recommendations, as appropriate, on improving methods of internal control, accounting procedures and operating procedures and policies.


Financial Planning - Advise and assist Client Companies with operating and capital budgets and capital expenditure decisions. Perform economic analysis, short and long-term financial forecasting, merger and acquisition analysis, financing related activities, and activities relating to rating agency relationships for Client Companies and the consolidated entity.


Investor Relations and Shareholder Services - Provide fair and accurate analysis of KeySpan Corporation and its operating subsidiaries and its outlook within the financial community, enhancing KSE's position in the energy industry; balancing and diversifying shareholder investment in KSE through a wide range of activities; providing feedback to KSE and its operating subsidiaries regarding investor concerns, trading and ownership; holding periodic analysts meetings; and providing various operating data as requested or required by investors.


Risk Management - Advise and assist Client Companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, and workers' compensation, in the settlement of insured claims and in providing risk prevention advice.


Tax - Perform, advise and assist Client Companies in the preparation of Federal, state and local income and franchise tax returns, calculation and accrual of book income taxes, due diligence in connection with acquisitions and performance of tax planning functions.

                   ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES
                  LLC Service Company Cost Allocation Policy &
                               Procedure (Cont'd)


Treasury/Finance - Provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; and general financing activities, pension, 401K and venture capital investments.


6.   General Engineering


Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client
Companies.   Develop  and  administer   quality  assurance  programs  of  Client
Companies.


Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.


7.   Human Resources


Provide central administration for payroll, and employee benefit and pension plans of Client Companies. Perform policy, planning and analysis functions as related to compensation and benefit plans. Advise and assist Client Companies in the administration of such plans and prepare and maintain records of said plans. Direct and administer all medical and health activities of Client Companies.


Advise and assist Client Companies in the formulation and administration of employee staffing and performance evaluation, the design and administration of training programs for employee career development, the design and administration of diversity and EEO programs.


Advise and assist Client Companies in the formulation and administration of employee relations policies and programs relating to the relevant Client Companies' employee and labor relations.


8.   Information Technology


Provide the organization and resources for the operation of an information technology function including the development, implementation and operation of a centralized data processing facility and the management of a telecommunications network. This function includes the central processing of computerized applications and support of individual applications in Client Companies. Develop, implement, operate and maintain those computerized applications for Client Companies that can be economically best accomplished on a centralized basis.

                   ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES
                  LLC Service Company Cost Allocation Policy &
                               Procedure (Cont'd)


Software Pooling - Accept from Client Companies ownership of and rights to use, assign, license or sub-license all software owned, acquired or developed by or for Client Companies which Client Companies can and do transfer or assign to it. Preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; license Client Companies, on a non-exclusive, no charge or at-cost basis, to use all software which KCS has the right to sell, license or sub-license; and, at KCS' expense, permit Client Companies to enhance any such software and license others to use all such software and enhancements to the extent that KCS shall have the legal right to so permit.


9.  Legal and Regulatory


Legal and Regulatory - Provide advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including Act authorizations and compliance, as well as other regulatory and trade matters under other Federal and State laws. Represent the Client Companies before Federal and State courts and regulatory agencies and in arbitration and other dispute resolution proceedings.


Corporate Secretary's Office - Provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records, as well as other activities related to corporate governance.


10.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer Marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries


11.  Operating Services


Facilities Management and Real Estate - Perform planning, administration and operations related to managing Client Company properties, including leasing, renting company properties and permitting and purchase and sale of real property. Administer duplicating services, mailroom operations and print shops. Perform activities related to maintaining company properties, determining requirements and designing occupancy layouts.

                   ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES
                  LLC Service Company Cost Allocation Policy &
                               Procedure (Cont'd)





Fleet Management - Perform activities related to purchasing, leasing, and maintaining vehicles for Client Companies.


Materials Management and Purchasing - Advise and assist Client Companies in the procurement of real and personal property, materials, supplies and services, conduct purchase negotiations, prepare procurement agreements and administer programs of material control, and provide warehousing and distribution services for Client Companies.


Security - Provide activities to ensure a secure working environment, protect and safeguard company assets, safeguard and transport company receipts, and performance of investigations.


12.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations


13.   Strategic Planning and Corporate Performance


Perform strategic planning, administration and implementation of corporate branding, customer relationship marketing, new business ventures, market research and metrics, market intelligence, marketing competency management and measurement, business improvement and e-commerce as related to all Client Companies - both individually and as a whole. Determine, implement and track corporate performance goals, initiatives and measures.


B.   Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KCS, including a reasonable return on capital which will reflect a capitalization of KCS of no more than equity of ten percent (10%), and all associated taxes.


KCS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs

                   ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES
                  LLC Service Company Cost Allocation Policy &
                               Procedure (Cont'd)


center, project, activity and account. Records will be kept by each cost center of KCS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KCS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KCS will establish annual budgets for controlling the expenses of each department.


Monthly KCS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KCS costs centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KCS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KCS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KCS may adjust the basis to effect an equitable distribution.

                   ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES
                  LLC Service Company Cost Allocation Policy &
                               Procedure (Cont'd)

The applications of Service Allocations are described more fully below.
-----------------------------------------------------------------------

          Service Department
             Or Function                             Basis of Allocation
             -----------                             -------------------

         Corporate Affairs                           3-point formula

         Customer Services                           # of  phone calls
                                                     # of bills
                                                     # of meters
                                                     3-point formula

         Environmental Services                      Clearing
                                                     Property
                                                     3-point formula

         Executive and Administrative                3-point formula

         Financial Services                          3-point formula
                                                     Property
                                                     # of Meters
                                                     # of Bills

         General Engineering                         Clearing
                                                     Property
                                                     3-point formula

         Human Resources                             # of Employees
                                                     3-point formula

         Information Technology                      # of Meters
                                                     # of employees
                                                     Revenue
                                                     Clearing
                                                     3-point formula

         Legal and Regulatory                        3-point formula

         Marketing and Sales                         3-point formula

                   ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES
                  LLC Service Company Cost Allocation Policy &
                               Procedure (Cont'd)


         Operating Services                         sendout
                                                    # of bills
                                                    # of meters
                                                    # of vehicles
                                                    % of square footage occupied
                                                    # of employees
                                                    Clearing
                                                    3-point formula
         Research and Development                   3-point formula

         Strategic Planning and Corporate Performance
                                                    3-point formula



Definition of Allocation Factors to be used by KCS


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Bills - A ratio based on the number of customer bills processed for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Clearing - costs are accumulated and distributed among cost centers based on the type of expenditure in the account. Clearing accounts can be used to accumulate overhead charges (such as fringe benefits) or specific service charges (such as transportation). Distribution of charges is done on a related basis such as labor costs for fringe benefits or number of vehicles for transportation.


# of Customers - A ratio based on the number of customers at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Employees - A ratio based on the number of full time employees at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

                   ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES
                  LLC Service Company Cost Allocation Policy &
                               Procedure (Cont'd)

# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Phone Calls - A ratio based on the number of telephone calls handled for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


% of Square Footage Occupied - A ratio based on the square footage of office and non office space occupied, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.


# of Vehicles - A ratio based on the number of vehicles at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


                      For the Year Ended December 31, 2001

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Corporate Services for the year ended December 31, 2001.

As of December 31, 2001, KeySpan Corporate Services had notes payable to KeySpan Corporation in the amount of $348,044,311. The interest rates on these borrowings ranged from 5.15% to 8.20%. Interest of $25,583,496 was accrued and billed to the client companies.

During 2001, KeySpan Corporate Services incurred other interest of $106,775 related to the Deferred Compensation Plan.

In 2001, interest income in the amount of $1,094,690 was accrued on positive cash balances and pushed down to the client companies.

KeySpan  Corporate   Services  billed  $4,425,000  to  associate   companies  as
compensation for the use of equity capital.

All interest was billed to each client company on the net plant allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:

                                                Borrowed              Equity
                                                Capital               Capital               Total
                                             -----------------  -------------------  --------------------
Boston Gas Company                                $    25,014              $     -             $  25,014
Colonial Gas Company
                                                        9,105                    -                 9,105
KeySpan Electric Services LLC                      11,734,460            2,113,000            13,847,460
KeySpan Generation LLC                              1,726,130              312,000             2,038,130
KeySpan Gas East Corporation                        4,234,144              762,000             4,996,144
The Brooklyn Union Gas Company                      5,573,918            1,003,000             6,576,918
KeySpan Ravenswood Services Corp.                   1,170,807                                  1,381,807
                                                                           211,000
KeySpan Energy Trading Services LLC                    54,628
                                                                            12,000                66,628
KeySpan Services, Inc.                                 67,375               12,000                79,375
                                             -----------------  -------------------  --------------------
Total                                            $ 24,595,581           $4,425,000          $ 29,020,581
                                             =================  ===================  ====================

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                           KEYSPAN CORPORATE SERVICES LLC
                           (Name of Reporting Company)




                           By: /s/ Ronald S. Jendras
                           ------------------------------
                           (Signature of Signing Officer)

                           Ronald S. Jendras
                           Vice President, Controller and Chief Acctg. Officer
                           ---------------------------------------------------
                           (Printed Name & Title of Signing Officer)

                            Date: April 30, 2002